UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This circular is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares are not available for general subscription in Hong Kong or elsewhere.

This circular does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares will be made in the United States.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

NON-EXEMPT CONNECTED TRANSACTIONS

(1) PRE-EMPTIVE SUBSCRIPTIONS BY DATANG AND COUNTRY HILL

(2) PROPOSED PRE-EMPTIVE SPECIFIC MANDATES

(3) DATANG SUPPLEMENTAL AGREEMENT

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to the

Independent Board Committee and the Independent Shareholders

A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 45 and 46 of this circular. A letter from Messis Capital, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 47 to 73 of this circular.

The notice convening an extraordinary general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Wednesday, 5 November 2014 at 4 : 00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the extraordinary general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the extraordinary general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the extraordinary general meeting in person. Only shareholders of record on 5 November 2014 are entitled to attend and vote at the extraordinary general meeting.

*     for identification purposes only

20 October 2014

i

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2013 General Mandate”

a general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on 13 June 2013 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution

“ADS(s)”	American depositary shares of the Company, each of which represents 50 Shares

“Announcement”	the announcement of the Company dated 22 August 2014 relating to the subscription of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares by Datang and Country Hill respectively

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Bonds”	the Original Bonds, the Original Pre-emptive Bonds, the Further Bonds and the Datang Pre-emptive Bonds

“Closing Price”	“Closing Price” for the Shares for any trading day shall be the price published in the daily quotation sheet published by the Hong Kong Stock Exchange

“Company”

Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, shares of which are listed on the main board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Conversion Price”

the price at which the Further Bonds Conversion Shares and the Datang Conversion Shares will be issued upon conversion of the Further Bonds and the Datang Pre-emptive Bonds (as applicable) which will initially be HK$0.7965 per Share and will be subject to adjustment in the manner provided in the terms and conditions of the Further Bonds and the Datang Pre-emptive Bonds

“Country Hill”	Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation

“Country Hill Pre-emptive Bonds”

any zero coupon convertible bonds due 2018 to be issued by the Company to Country Hill pursuant to the exercise of its pre-emptive right under the Country Hill Subscription Agreement as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Further Bonds and any Datang Pre-emptive Bonds

“Country Hill Pre-emptive Securities”	the Country Hill Pre-emptive Bonds and the Country Hill Pre-emptive Shares

“Country Hill Pre-emptive Shares”

the 268,642,465 Shares to be issued to Country Hill pursuant to an exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Placing and Subscription Agreement for a total consideration of HK$161,185,479.00 as will result in Country Hill’s percentage shareholding in the Company not being diluted by the issue of the Subscription Shares and any Datang Pre-emptive Shares

“Country Hill Pre-emptive Specific Mandate”	the authority to be granted by the Independent Shareholders to the Directors to allot and issue the Country Hill Pre-emptive Shares

“Country Hill Pre-emptive Subscription”

the proposed subscription of Country Hill Pre-emptive Shares by Country Hill under the Country Hill Pre-emptive Subscription Agreement pursuant to the exercise of pre-emptive right by Country Hill under the Country Hill Subscription Agreement

“Country Hill Pre-emptive Subscription Agreement”	the agreement entered into between the Company and Country Hill dated 22 August 2014 in relation to the Country Hill Pre-emptive Subscription

“Country Hill Pre-emptive Subscription Closing Date”

second business day after the date upon which the last of the conditions to completion of the Country Hill Pre-emptive Subscription shall have been so satisfied or waived or such other time and/or date as Country Hill and the Company may agree in writing

“Country Hill Subscription Agreement”	the share subscription agreement dated 18 April 2011 entered into between the Company and Country Hill

“Current Market Price”

has the meaning defined in the terms and conditions of the Bonds, which essentially means, in respect of a Share on a particular date, the average of the daily Closing Prices of one Share on each of the last 10 (or 30 in connection with any merger or acquisition) consecutive trading days, subject to certain standard adjustments relating to the impact of dividends on the closing price of a Share. If the Closing Price of a Share is not available during the said period, either an average of a shorter number of consecutive trading days will be used to determine the Current Market Price or in certain cases it will be determined by an independent investment bank. Adjustments may also be made as an independent investment bank considers appropriate to reflect any consolidation or sub-division of the Shares or any issue of Shares by way of capitalisation of profits or reserves, or any like or similar event

“Datang”	Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom

“Datang Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Datang Pre-emptive Bonds

“Datang Pre-emptive Bonds”

the zero coupon convertible bonds due 2018 in the aggregate principal amount of US$22,200,000 proposed to be issued by the Company to Datang under the Datang Pre-emptive Bond Subscription Agreement pursuant to the exercise of Datang’s pre-emptive right under the Datang Share Purchase Agreement in connection with the Datang Pre-emptive Bond Subscription Agreement as will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Further Bonds and any Country Hill Pre-emptive Bonds

“Datang Pre-emptive Bond Subscription Agreement”	the agreement entered into between the Company and Datang dated 22 August 2014 in relation to the subscription of Datang Pre-emptive Bonds

“Datang Pre-emptive Bond Subscription Closing Date”	such date as the Company and Datang may agree, not being later than 31 December 2014

“Datang Pre-emptive Securities”	the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds (and any Datang Conversion Shares)

“Datang Pre-emptive Shares”

the 669,468,952 Shares to be issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Placing and Subscription Agreement for a total consideration of HK$401,681,371.20 as will result in Datang’s percentage shareholding in the Company not being diluted by the issue of the Subscription Shares and any Country Hill Pre-emptive Shares

“Datang Pre-emptive Share Subscription Agreement”	the agreement entered into between the Company and Datang dated 22 August 2014 in relation to the subscription of Datang Pre-emptive Shares

“Datang Pre-emptive Share Subscription Closing Date”

second business day after the date upon which the last of the conditions to completion of the Datang Pre-emptive Subscription shall have been so satisfied or waived or such other time and/or date as Datang and the Company may agree in writing

“Datang Pre-emptive Specific Mandate”

the authority to be granted by the Independent Shareholders to the Directors to create and issue the Datang Pre-emptive Bonds and to allot and issue the Datang Pre-emptive Shares and the Datang Conversion Shares

“Datang Pre-emptive Subscription”

the proposed subscription of Datang Pre-emptive Shares and Datang Pre-emptive Bonds by Datang under, respectively, the Datang Pre-emptive Share Subscription Agreement and Datang Pre-emptive Bond Subscription Agreement, pursuant to the exercise of pre-emptive right by Datang under the Datang Share Purchase Agreement

“Datang Share Purchase Agreement”	the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom

“Datang Supplemental Agreement”	the supplemental agreement dated 22 August 2014 between Datang, Datang Telecom and the Company to amend the pre-emptive rights provision in the Datang Share Purchase Agreement

“Datang Telecom”	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

“Director(s)”	director(s) of the Company

“EGM”

the extraordinary general meeting of the Company proposed to be held on Wednesday, 5 November 2014 at 4 : 00 p.m. to approve, among other things, (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate, (iv) the Datang Supplemental Agreement, (v) the Country Hill Pre-emptive Subscription Agreement and the allotment and issue of the Country Hill Pre-emptive Shares, and (vi) the grant of the Country Hill Pre-emptive Specific Mandate

“Further Bonds”	the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$95 million issued by the Company on 24 June 2014 under the Further Bonds Subscription Agreement

“Further Bonds Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Further Bonds

“Further Bonds Subscription Agreement”	the subscription agreement entered into between the Company and the Joint Managers dated 4 June 2014 in respect of the issue of the Further Bonds

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	an independent committee of the Board that consists of all independent non-executive Directors

“Independent Financial Adviser” or “Messis Capital”

Messis Capital Limited, a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription

“Independent Shareholders”

in relation to the Datang Pre-emptive Subscription, Shareholders other than Datang and its associates, and in relation to the Country Hill Pre-emptive Subscription, Shareholders other than Country Hill and its associates

“Joint Managers”	J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch

“Joint Placing Agents”	J.P. Morgan Securities (Asia Pacific) Limited and Deutsche Bank AG, Hong Kong Branch

“Last Trading Day”

24 October 2013, being the last trading day immediately before the entering into of the subscription agreement between the Company and the Joint Managers dated 24 October 2013 in relation to the issue of the Original Bonds

“Latest Practicable Date”	14 October 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“London Stock Exchange”	the London Stock Exchange plc

“New York Stock Exchange”	the New York Stock Exchange, Inc.

“Original Bonds”	the US$200,000,000 zero coupon convertible bonds due 2018 issued by the Company on 7 November 2013

“Original Pre-emptive Bonds”

the US$54,600,000 zero coupon convertible bonds issued to Datang pursuant to a subscription agreement dated 18 December 2013 between Datang and the Company and the US$32,200,000 zero coupon convertible bonds due 2018 issued to Country Hill pursuant to a subscription agreement dated 18 December 2013 between Country Hill and the Company, which have been consolidated and have formed a single series with the Original Bonds

“Placing”	the placing of the Sale Shares pursuant to the Placing and Subscription Agreement

“Placing and Subscription Agreement”	the placing and subscription agreement between Datang, the Company and the Joint Placing Agents dated 4 June 2014

“PRC”	the People’s Republic of China (for the purpose of this circular excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

“Pre-emptive Specific Mandates”	the Datang Pre-emptive Specific Mandate and the Country Hill Pre-emptive Specific Mandate

“Sale Shares”	a total of 2,590,000,000 Shares offered by Datang for sale on its own behalf which were placed by the Joint Placing Agents pursuant to the Placing and Subscription Agreement at HK$0.60 per Sale Share

“Securities Act”	the U.S. Securities Act of 1933, as amended from time to time

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share(s) of US$0.0004 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Shares

“Singapore Exchange”	Singapore Exchange Securities Trading Limited

“Subscription”	the subscription for the Subscription Shares pursuant to the Placing and Subscription Agreement

“Subscription Price”	HK$0.60 per Subscription Share

“Subscription Shares”	2,590,000,000 Shares to be subscribed by Datang pursuant to the Placing and Subscription Agreement

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“US” or “United States”	the United States of America

“US$” or “US Dollars”	United States dollars, the lawful currency of the United States

“%”	per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

Executive Directors:	Registered Office:
Zhang Wenyi (Chairman)	PO Box 309, Ugland House
Tzu-Yin Chiu (Chief Executive Officer)	Grand Cayman, KY1-1104
Gao Yonggang (Chief Financial Officer)	Cayman Islands

Non-executive Directors:	Principal Place of Business:
Chen Shanzhi (Li Yonghua as his Alternate)	18 Zhangjiang Road
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)	PuDong New Area
Zhou Jie	Shanghai 201203
People’s Republic of China
Independent Non-executive Directors:
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan
Carmen I-Hua Chang
20 October 2014

To the Shareholders

Dear Sir or Madam,

NON-EXEMPT CONNECTED TRANSACTIONS

(1) PRE-EMPTIVE SUBSCRIPTIONS BY DATANG AND COUNTRY HILL

(2) PROPOSED PRE-EMPTIVE SPECIFIC MANDATES

(3) DATANG SUPPLEMENTAL AGREEMENT

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

INTRODUCTION

Reference is made to the Announcement in which the Company announced that on 22 August 2014, it entered into (1) the Datang Pre-emptive Share Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Shares, (2)  the Datang Pre-emptive Bond Subscription Agreement with Datang, pursuant to which, on and subject

*   for identification purposes only

to the terms of the Datang Pre-emptive Bond Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds in an aggregate principal amount of US$22,200,000 for a total cash consideration of US$22,533,000 which is 101.5% of the aggregate principal amount of the Datang Pre-emptive Bonds, (3) the Datang Supplemental Agreement with Datang and Datang Telecom, in which Datang and Datang Telecom agreed to amend the pre-emptive rights provision in the Datang Share Purchase Agreement in order to give effect to the parties’ understanding of the purpose of the pre-emptive rights provision, (4) the Country Hill Pre-emptive Subscription Agreement with Country Hill, pursuant to which, on and subject to the terms of the Country Hill Pre-emptive Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Shares.

Datang currently holds 17.53% of the entire existing issued share capital of the Company. Country Hill currently holds 10.34% of the entire existing issued share capital of the Company. As each of Datang and Country Hill is a substantial Shareholder of the Company by virtue of their respective shareholding interest, each of them is a connected person of the Company and the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement as well as the transactions contemplated there under (including the allotment and issue of the Datang Pre-emptive Shares, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Country Hill Pre-emptive Shares and any Datang Conversion Shares) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Chapter 14A of the Listing Rules.

The purpose of this circular is to provide you with (i) details regarding the Datang Pre-emptive Subscription, the Datang Supplemental Agreement and the granting of the Datang Pre-emptive Specific Mandate; (ii) details regarding the Country Hill Pre-emptive Subscription and the granting of the Country Hill Pre-emptive Specific Mandate; and (iii) a notice to convene the EGM.

I                     THE DATANG PRE-EMPTIVE SUBSCRIPTION

A.           Pre-emptive rights of Datang

References are made to the Company’s announcements dated 10 November 2008, 4 June 2014, 18 June 2014 and 22 August 2014 in relation to the Datang Share Purchase Agreement and the delivery by Datang of an irrevocable notice to the Company that it will fully exercise its pre-emptive right in respect of the issue of the Subscription Shares and the Further Bonds and any Country Hill Pre-emptive Subscription.

Pursuant to the Datang Share Purchase Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has the pre-emptive right to purchase such number of additional Shares or securities convertible into Shares so as to enable Datang to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then beneficially owned by Datang prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Country Hill Pre-emptive Subscription. Pursuant to the Datang Share Purchase Agreement, completion of any such issue of the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds in connection with the issue of the Subscription Shares, the Further Bonds and any Country Hill Pre-emptive Subscription will be at a price equivalent to the Subscription Price (in the case of the Datang Pre-emptive Shares) or at a price equivalent to the issue price of the Further Bonds (in the case of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the Independent Shareholders for the Datang Pre-emptive Subscription.

The Company has notified Datang in accordance with the terms of the Datang Share Purchase Agreement in respect of the issue of the Subscription Shares, the issue of the Further Bonds and the possibility of the Country Hill Pre-emptive Subscription. Pursuant to the Datang Share Purchase Agreement, Datang delivered an irrevocable notice to the Company on 18 June 2014 stating that it would be fully exercising its pre-emptive right in respect of the issue of the Subscription Shares, the Further Bonds and the Country Hill Pre-emptive Subscription. The subscription by Datang of the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the Placing, the Subscription and the issue of the Further Bonds.

The Datang Pre-emptive Securities were calculated in accordance with Datang’s shareholding immediately before the Company’s entry into the Placing and Subscription Agreement and the Further Bonds Subscription Agreement, being approximately 18.98% of the issued share capital of the Company. As a result of the place down of Shares by Datang under the Placing and the dilutive effect of the Subscription pursuant to the Placing and Subscription Agreement, Datang’s shareholding immediately before the issue of the Subscription Shares and immediately before the issue of the Further Bonds were approximately 10.94% and 17.56% of the issued share capital of the Company, respectively. However, the parties have agreed that it is fair and reasonable for Datang’s pre-emptive right to be based on its shareholding immediately before the date of the Placing and Subscription Agreement and the Further Bonds Subscription Agreement, being 18.98%, in order to give effect to the purpose of the relevant pre-emptive rights provision in the Datang Share Purchase Agreement. Datang, Datang Telecom and the Company have further agreed to enter into the Datang Supplemental Agreement to amend the pre-emptive rights provision in the Datang Share Purchase Agreement to give effect to this understanding.

B.           The Datang Pre-emptive Share Subscription Agreement

On 22 August 2014, the Company entered into the Datang Pre-emptive Share Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Shares. The subscription by Datang of the Datang Pre-emptive Shares will be at a price equivalent to the Subscription Price, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders. As at the Latest Practicable Date, the governmental approvals are pending. Datang has reported the proposed subscription of the Datang Pre-emptive Shares to the National Development and Reform Commission (“NDRC”) of the PRC for its review. Datang will in turn report the proposed subscription of the Datang Pre-emptive Shares to the Ministry of Commerce and the State Administration of Foreign Exchange (“SAFE”) of the PRC for their approvals after the NDRC has completed its review.

The principal terms of the Datang Pre-emptive Share Subscription Agreement are set out below:

Date:	22 August 2014

Parties:	(i)	Datang as the subscriber; and

	(ii)	the Company as the issuer.

Interest to be acquired:

The Datang Pre-emptive Shares represent (i) approximately 1.92% of the total issued share capital of the Company as at the Latest Practicable Date; and (ii) approximately 1.88% of the issued share capital of the Company as enlarged by the issue of the Datang Pre-emptive Shares.

Consideration:	The total cash consideration payable by Datang is HK$401,681,371.20 comprising 669,468,952 Shares in aggregate of HK$0.60 per Share.

Subscription Price:	The subscription price of HK$0.60 per Share represents:

(1)

a discount of approximately 17.81% over the Closing Price of HK$0.730 per Share as quoted on the Hong Kong Stock Exchange on the last full trading day immediately before execution of the Datang Pre-emptive Share Subscription Agreement;

(2)

a discount of approximately 18.70% over the volume weighted average Closing Price of HK$0.738 per Share for the last five consecutive trading days up to and including the last full trading day immediately before execution of the Datang Pre-emptive Share Subscription Agreement; and

(3)

a discount of approximately 17.13% over the volume weighted average Closing Price of HK$0.724 per Share for the last ten consecutive trading days up to and including the last full trading day immediately before execution of the Datang Pre-emptive Share Subscription Agreement.

Proposed issue of the Datang Pre-emptive Shares:	Subject to the fulfilment of the conditions set out below in the section headed “Conditions Precedent”.

Conditions Precedent:	Completion of the subscription of the Datang Pre-emptive Shares is conditional upon the fulfilment of the following conditions:

1.

Listing: the Hong Kong Stock Exchange having agreed to list the Datang Pre-emptive Shares (and such listing permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the Datang Pre-emptive Shares);

2.

Independent Shareholder’s approval for the issue of Datang Pre-emptive Shares: the Company having obtained the approval of the Independent Shareholders in general meeting of the subscription by Datang of Datang Pre-emptive Shares and a specific mandate to the issue of the Datang Pre-emptive Shares at closing pursuant to the Datang Pre-emptive Share Subscription Agreement;

3.

No governmental prohibition: the issue of the Datang Pre-emptive Shares by the Company and the subscription of the Datang Pre-emptive Shares by Datang not being prohibited by any law or governmental order or regulation, and Datang having obtained government approvals or consent for subscription of the Datang Pre-emptive Shares from the PRC Ministry of Commerce, the National Development and Reform Commission, and the State Administration of Foreign Exchange.

4.	The Company has agreed to, as soon as is reasonably practicable:

	(i)	take such steps as are necessary to hold the general meeting with a view to obtain the approvals required under condition 2 above; and

(ii)

apply to the Hong Kong Stock Exchange for the granting of listing of, and permission to deal in, the Datang Pre-emptive Shares and use all reasonable endeavours to obtain the granting of such listing and permission to deal by the Hong Kong Stock Exchange as soon as is reasonably practicable.

Company lock-up undertaking:

The Company has undertaken to Datang that for a period commencing on the date of the Datang Pre-emptive Share Subscription Agreement and ending on the date falling on 90 days after that date (inclusive), the Company will not, except for the issue of (1) the Datang Pre-emptive Shares, the Datang Pre-emptive Bonds (or any Datang Conversion Shares to be issued thereunder) and the Country Hill Pre-emptive Shares; (2) any Shares issuable under the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds; (3) securities under the terms of any employee share scheme of the Company or any other scheme that has been publicly announced or disclosed by the Company as of the date of the Datang Pre-emptive Share Subscription Agreement; (4) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with its articles of association; and (5) Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares which are issued as consideration for any merger or acquisition provided that (A) the aggregate value of the Shares issued (as calculated by the Current Market Price is less than US$100,000,000 and (B) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided in this Clause prior to any such issue:

(a)

allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Share(s) or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares or interest in Shares; or

	(b)	agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (a) above; or

	(c)	announce any intention to enter into or effect any such transaction described in (a) or (b) above,

without first having obtained the written consent of Datang (such consent not to be unreasonably withheld or delayed).

Termination:

If at any time prior to 9 : 00 a.m. (Hong Kong time) on the second business day after the date upon which the last of the conditions to be satisfied shall have been so satisfied or waived or such other time and/or date as Datang and the Company may agree in writing:

	1.	there develops, occurs or comes into force:

(a)

any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the opinion of Datang has or is likely to have a material adverse effect on the financial position of the Group as a whole; or

(b)

any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of Datang is or would be materially adverse to the success of the subscription of the Datang Pre-emptive Shares; or

(c)

any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of Datang is or would be materially adverse to the success of Datang or make it impracticable or inexpedient to proceed therewith; or

(d)

a general moratorium on commercial banking activities in Hong Kong, the PRC, London or New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States; or

		(e)	a change or development involving a prospective change in Taxation which materially adversely affects the Group as a whole or the Datang Pre-emptive Shares; or

(f)

any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war; or

(g)

any suspension of dealings in the Shares on the Hong Kong Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than a voluntary suspension or as a result of the Subscription, the Announcement or in connection with the issuance of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares); or

(h)

any moratorium, suspension or material restriction on trading in shares or securities generally on the Hong Kong Stock Exchange, the Shanghai stock exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to the Datang Pre-emptive Share Subscription Closing Date; or

2.

any breach of any of the representations, warranties and undertakings set out in the Datang Pre-emptive Share Subscription Agreement comes to the knowledge of Datang or any event occurs or any matter arises on or after the date of the Datang Pre-emptive Share Subscription Agreement and prior to the Datang Pre-emptive Share Subscription Closing Date which if it had occurred or arisen before the date of the Datang Pre-emptive Share Subscription Agreement would have rendered any of such representations, warranties and undertakings untrue or incorrect in any respect, or there has been a breach of, or failure to perform, any other provision of the Datang Pre-emptive Share Subscription Agreement on the part of the Company; or

3.

there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a whole which in the opinion of Datang is materially adverse to the success of the subscription of the Datang Pre-emptive Shares, then and in any such case, Datang may terminate the Datang Pre-emptive Share Subscription Agreement without liability to it and/or the Company (other than for any antecedent breach) by giving notice in writing to the Company, which notice may be given at any time prior to 9 : 00 a.m.  (Hong Kong time) on the Datang Pre-emptive Share Subscription Closing Date.

Completion of the Datang Pre-emptive Share Subscription:	Completion of the subscription of the Datang Pre-emptive Shares will take place on the Datang Pre-emptive Share Subscription Closing Date.

C.          The Datang Pre-emptive Bond Subscription Agreement

On 22 August 2014, the Company entered into the Datang Pre-emptive Bond Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Pre-emptive Bond Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds in an aggregate principal amount of US$22,200,000 for a total cash consideration of US$22,533,000 which is 101.5% of the aggregate principal amount of the Datang Pre-emptive Bonds. The subscription by Datang of the Datang Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Further Bonds, with the major differences being the conditions relating to the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.  The trust deed and the paying, conversion and transfer agency agreement in respect of the Further Bonds currently do not extend to the Datang Pre-emptive Bonds. Pursuant to the Datang Pre-emptive Bond Subscription Agreement and the terms and conditions of the Datang Pre-emptive Bonds, the Company will enter into a supplemental trust deed and a supplemental paying, conversion and transfer agency agreement for the Datang Pre-emptive Bonds to extend the trust deed and the paying, conversion and transfer agency agreement in respect of the Further Bonds to the Datang Pre-emptive Bonds.  The Datang Pre-emptive Bonds will be consolidated and form a single series with the Original Bonds and the Further Bonds.  The subscription by Datang of the Datang Pre-emptive Bonds will be conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders. As at the Latest Practicable Date, the governmental approvals are pending.  Datang has reported the proposed subscription of the Datang Pre-emptive Bonds to the NDRC for its review. Datang will in turn report the proposed subscription of the Datang Pre-emptive Bonds to the Ministry of Commerce and the SAFE for their approvals after the NDRC has completed its review. An application to the Singapore Stock Exchange in respect of the listing and quotation of the Datang Pre-emptive Bonds will be made after receipt of Independent Shareholders approval.

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00.  Based on the initial Conversion Price of HK$0.7965  per Share and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 216,096,723 Shares, representing approximately 0.62% of the issued share capital of the Company on the Latest Practicable Date and approximately 0.62% of the issued share capital of the Company as at the Latest Practicable Date as enlarged by and assuming full conversion of the Datang Pre-emptive Bonds.

The principal terms of the Datang Pre-emptive Bond Subscription Agreement are set out below:

Date:	22 August 2014

Parties:	(i) Datang as the subscriber; and

(ii) the Company as the issuer

Proposed issue of the Datang Pre-emptive Bonds:

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 216,096,723  Shares, representing approximately 0.62% of the total issued share capital of the Company as at the Latest Practicable Date and approximately 0.62% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang Pre-emptive Bonds. The Shares issuable upon conversion of the Datang Pre-emptive Bonds will be allotted and issued pursuant to the Datang Pre-emptive Specific Mandate to be granted to the Board by the Independent Shareholders at the EGM and rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Datang Pre-emptive Bonds is subject to the approval of the Independent Shareholders at the EGM.

Conditions Precedent:	The obligations of Datang to subscribe for and pay for the Datang Pre-emptive Bonds are subject to, among others, the following conditions precedent:

1. Other contracts: the execution and delivery of the other contracts by the respective parties;

2. Compliance: at the Datang Pre-emptive Bond Subscription Closing Date:

a. the representations and warranties of the Company being true, accurate and correct;

b. the Company having performed all its obligations under the Datang Pre-emptive Bond Subscription Agreement; and

c. there having been delivered to Datang a certificate of a duly authorised officer of the Company;

3.             Material adverse change: up to the Datang Pre-emptive Bond Subscription Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of Datang, is material and adverse in the context of the issue of the Datang Pre-emptive Bonds;

4.             Other consents: all resolutions, consents, authorities and approvals required in relation to the issue of the Datang Pre-emptive Bonds and the performance of its obligations under the trust deed, the agency agreement and the Datang Pre-emptive Bonds (including the consents and approvals required from all lenders) having been obtained by the Company;

5.             Listing: the Hong Kong Stock Exchange having agreed to list the Datang Conversion Shares and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Datang, to list the Datang Pre-emptive Bonds (or, in each case, Datang being reasonably satisfied that such listing will be granted);

6.             Legal opinions: there having been delivered to Datang copies of certain legal opinions issued for the Further Bonds in relation to the legal, valid and binding effect of the Datang Pre-emptive Bond Subscription Agreement under English law and the due incorporation of the Company under Cayman Islands law.

The obligations of the Company to issue, and Datang to subscribe, the Datang Pre-emptive Bonds are conditional on:

1.             Independent Shareholder’s approval for the issue of Datang Pre-emptive Bonds: The Company having obtained the approval of the Independent Shareholders in general meeting of a specific mandate to the issue of the Datang Pre-emptive Bonds at closing pursuant to the Datang Pre-emptive Bond Subscription Agreement and the Datang Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in the Datang Pre-emptive Bond Subscription Agreement);

2.             Listing: The Hong Kong Stock Exchange having agreed to list the Datang Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in the Datang Pre-emptive Bond Subscription Agreement) and the Singapore Exchange having agreed to list the Datang Pre-emptive Bonds;

3.             No governmental prohibition: The issue of the Datang Pre-emptive Bonds by the Company and the subscription of the Datang Pre-emptive Bonds by Datang not being prohibited by any law or governmental order or regulation and Datang having obtained government approvals or consent for subscription of the Datang Pre-emptive Bonds from the PRC Ministry of Commerce, the National Development and Reform Commission, and the State Administration of Foreign Exchange.

Company lock-up undertaking:	The Company has undertaken to Datang that neither it, nor any person acting on its behalf will:

(a)         issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the Datang Pre-emptive Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the Datang Pre-emptive Bonds, the Shares or securities of the same class as the Datang Pre-emptive Bonds, the Shares or other instruments representing interests in the Datang Pre-emptive Bonds, the Shares or other securities of the same class as them;

(b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(c)         enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

(d) announce or otherwise make public an intention to do any of the foregoing,

in any such case without the prior written consent of Datang between the date of the Datang Pre-emptive Bond Subscription Agreement and 90 days from the date of the Datang Pre-emptive Bond Subscription Agreement (both dates inclusive), except for (i) the issue of the Datang Pre-emptive Shares; (ii) the issue of any Bonds or new Shares to be issued upon conversion of Bonds pursuant to any pre-emptive rights arising from the Country Hill Subscription Agreement; (iii) the issue of any Shares to be issued upon conversion of the Bonds (iv) the issue of any share options and restricted share units pursuant to any share option schemes adopted by the Company in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company; and (v) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares so issued (as calculated by the Current Market Price is less than US$100,000,000 and (2)  the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue.

Termination:	Datang may, prior to payment of the net subscription monies for the Datang Pre-emptive Bonds, terminate the Datang Pre-emptive Bond Subscription Agreement in any of the following circumstances:

(a)         if there shall have come to the notice of Datang any breach of, or any event rendering untrue or incorrect any of the warranties and representations contained in the Datang Pre-emptive Bond Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Datang Pre-emptive Bond Subscription Agreement;

(b) if any of the conditions specified above have not been satisfied or waived by Datang on or prior to the Datang Pre-emptive Bond Subscription Closing Date;

(c)         if there shall have been, since the date of the Datang Pre-emptive Bond Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over the counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of Datang, be likely to prejudice materially the dealings in the Datang Pre-emptive Bonds in the secondary market;

(d)        if, in the opinion of Datang, there shall have occurred any of the following events: (i)  a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the Singapore Exchange and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Datang Pre-emptive Bonds, or in respect of the transactions described in this circular (including any exercise by Datang or Country Hill of their pre-emptive rights)); (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Datang Pre-emptive Bonds and the Shares to be issued upon conversion of the Datang Pre-emptive Bonds or the transfer thereof; or

(e)         if, in the opinion of Datang, there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would be likely to prejudice materially the dealings in the Datang Pre-emptive Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Datang Pre-emptive Bonds will take place on the Datang Pre-emptive Bond Subscription Closing Date.

The Board considers that the terms and conditions of the Datang Pre-emptive Bond Subscription Agreement and the Datang Pre-emptive Bonds are fair and reasonable, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole.

D. Principal terms of the Datang Pre-emptive Bonds

The principal terms of the Datang Pre-emptive Bonds are summarised as follows:

Issuer:	The Company

Principal amount:	US$22,200,000

Maturity date:	7 November 2018

Redemption amount on maturity:	Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Datang Pre-emptive Bond at its principal amount on the maturity date.

Redemption at the option of the Company:

On giving not less than 45 nor more than 60 days’ notice to the trustee and the holders of the Datang Pre-emptive Bonds, the Company shall redeem all and not some only of the Datang Pre-emptive Bonds on the date specified in the notice of redemption at their principal amount:

(a)         at any time after 7 November 2015, provided that the closing price of a Share (translated into US dollars at the prevailing rate), for each of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date of the notice of redemption was at least 120 per cent. of the conversion price then in effect immediately prior to the date upon which notice of redemption is given; or

(b)        at any time if, prior to the date the relevant notice of redemption is given, the conversion rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90 per cent. or more in principal amount of the Datang Pre-emptive Bonds originally issued.

Redemption for taxation reasons:

The Company may redeem all and not some only of the Datang Pre-emptive Bonds, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice (a ‘‘Datang Pre-emptive Bonds Tax Redemption Notice’’) to the holders of the Datang Pre-emptive Bonds (which notice shall be irrevocable), on the date specified in the Datang Pre-emptive Bonds Tax Redemption Notice for redemption (the ‘‘Datang Pre-emptive Bonds Tax Redemption Date’’) at their principal amount, if (a) the Company satisfies the Trustee immediately prior to the giving of such notice that it has or will become obliged to pay additional tax amounts as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands or Hong Kong or, in each case, any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 24 October 2013, and (b) such obligation cannot be avoided by the Company taking commercially reasonable measures available to it, provided that no Datang Pre-emptive Bonds Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional tax amounts were a payment in respect of the Datang Pre-emptive Bonds then due.

Redemption at the option of the holders of the Datang Pre-emptive Bonds:

On 7 November 2016 (the ‘‘Datang Pre-emptive Bonds Optional Put Date’’), the holder of each Datang Pre-emptive Bond will have the right at such holder’s option, to require the Company to redeem all or some only of the Datang Pre-emptive Bonds of such holder on the Datang Pre-emptive Bonds Optional Put Date at their principal amount.

Redemption upon delisting or Change of Control:

Following the occurrence of a relevant event, the holder of each Datang Pre-emptive Bond will have the right at such holder’s option, to require the Company to redeem all or some only of such holder’s Datang Pre-emptive Bonds on the relevant event redemption date at their principal amount.

Interest rate:	The Datang Pre-emptive Bonds will not bear interest.

Status:

The Datang Pre-emptive Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Datang Pre-emptive Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Company under the Datang Pre-emptive Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Datang Pre-emptive Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations.

Conversion right:

Subject to and upon compliance with the terms and conditions of the Datang Pre-emptive Bonds, the Datang Pre-emptive Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place where the bond certificate evidencing such Datang Pre-emptive Bond is deposited for conversion) on the date falling seven days prior to the maturity date (both days inclusive), except as described in the terms and conditions of the Datang Pre-emptive Bonds, or, if such Datang Pre-emptive Bonds shall have been called for redemption by the Company before the maturity date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive and at the place aforesaid) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holders of such Datang Pre-emptive Bond pursuant to the terms and conditions of the Datang Pre-emptive Bonds, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion price:	The Conversion Price (as defined in the terms and conditions of the Datang Pre-emptive Bonds) will initially be HK$0.7965 per Share but will be subject to adjustment.

The Conversion Price will be subject to adjustment for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution (meaning any distribution of assets in specie and any cash dividend or distribution), rights issue of Shares or options over Shares, rights issue or other securities (other than Shares or options), issue of securities at below the Current Market Price, modification of rights of conversion and other offers to Shareholders, subject to the terms and conditions of the Datang Pre-emptive Bonds.

E.                   The Datang Supplemental Agreement

On 22 August 2014, the Company entered into the Datang Supplemental Agreement with Datang and Datang Telecom to amend the pre-emptive rights provision in the Datang Share Purchase Agreement in order to give effect to the parties’ understanding of the purpose of the pre-emptive rights provision. The Datang Share Purchase Agreement contains a pre-emptive right for Datang to maintain its shareholding percentage immediately prior to a new issue of securities carrying voting rights. The proposed amendment clarifies that the pro rata portion of new securities that Datang Telecom or Datang is entitled to subscribe for will be determined by reference to Datang’s shareholding immediately prior to the Company’s entry into the agreement or agreements for the transaction involving the issuance of such new securities (in this case, its shareholding prior to the Placing), since, for instance, in the context of the Placing and the Subscription, the original provision in the Datang Share Purchase Agreement will only entitle Datang to subscribe in accordance with a lower level of shareholding created as a result of its role in assisting the Company to raise capital in the Placing and the Subscription.

The principal terms of the Datang Supplemental Agreement are set out below:

Date:	22 August 2014

Parties:	Datang, Datang Telecom and the Company

Proposed amendment:

Subject to the fulfilment of the conditions set out below, the pre-emptive rights provision in the Datang Share Purchase Agreement will be amended such that the pro rata portion of new securities that Datang Telecom or Datang is entitled to subscribe for will be determined in accordance with the percentage of the issued share capital held by Datang immediately prior to the Company’s entry into the agreement or agreements for the transaction involving the issuance of such new securities.

The Datang Share Purchase Agreement shall, except as amended by the Datang Supplemental Agreement, remain in full force and effect.

Conditions Precedent:	The proposed amendments to the Datang Share Purchase Agreement will only be effective upon the fulfilment of the following conditions:

Independent Shareholder’s approval: the Company having obtained the approval of the Independent Shareholders in general meeting of the Datang Supplemental Agreement.

II                         THE COUNTRY HILL PRE-EMPTIVE SUBSCRIPTION

A.                   Pre-emptive rights of Country Hill

References are made to the Company’s announcements dated 18 April 2011, 4 June 2014, 18 June 2014 and 22 August 2014 in relation to the Country Hill Subscription Agreement and the delivery by Country Hill of an irrevocable notice to the Company stating that it will exercise its pre-emptive right in respect of the issue of the Subscription Shares only for a total consideration of an amount equivalent to approximately US$20.6 million.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill shall have the pre-emptive right to subscribe for such number of additional Shares or securities convertible into Shares so as to enable Country Hill to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then beneficially owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Datang Pre-emptive Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Shares and Country Hill Pre-emptive Bonds to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Securities in connection with the issue of the Subscription Shares, the Further Bonds and any Datang Pre-emptive Subscription will be at a price equivalent to the Subscription Price (in the case of the Country Hill Pre-emptive Shares) or the issue price of the Further Bonds (in the case of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders for the Country Hill Pre-emptive Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Share Subscription Agreement in respect of the issue of the Subscription Shares, Further Bonds and the possibility of the Datang Pre-emptive Subscription.

Pursuant to the Country Hill Subscription Agreement, Country Hill delivered an irrevocable notice to the Company on 18 June 2014 stating that it would be exercising its pre-emptive right in respect of the issue of the Subscription Shares only for a total consideration of an amount equivalent to approximately US$20.6 million. The subscription by Country Hill of the Country Hill Pre-emptive Shares will be based on terms and conditions that are substantially the same as the Placing and the Subscription.

B.                   The Country Hill Pre-emptive Subscription Agreement

On 22 August 2014, the Company entered into the Country Hill Pre-emptive Subscription Agreement with Country Hill, pursuant to which, on and subject to the terms of the Country Hill Pre-emptive Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Shares. The subscription by Country Hill of the Country Hill Pre-emptive Shares will be at a price equivalent to the Subscription Price, and conditional upon the approval of the Independent Shareholders.

The principal terms of the Country Hill Pre-emptive Subscription Agreement are set out below:

Date:	22 August 2014

Parties:	(i)	Country Hill as the subscriber; and

	(ii)	the Company as the issuer

Interest to be acquired:

The Country Hill Pre-emptive Shares represent (i) approximately 0.77% of the existing issued share capital of the Company as at the Latest Practicable Date; and (ii) approximately 0.76% of the issued share capital of the Company as enlarged by the issue of the Country Hill Pre- emptive Shares.

Subscription Price:	The subscription price of HK$0.60 per Share represents:

(1)

a discount of approximately 17.81% over the Closing Price of HK$0.730 per Share as quoted on the Hong Kong Stock Exchange on the last full trading day immediately before execution of the Country Hill Pre-emptive Share Subscription Agreement;

(2)

a discount of approximately 18.70% over the volume weighted average Closing Price of HK$0.738 per Share for the last five consecutive trading days up to and including the last full trading day immediately before execution of the Country Hill Pre-emptive Share Subscription Agreement; and

(3)

a discount of approximately 17.13% over the volume weighted average Closing Price of HK$0.724 per Share for the last ten consecutive trading days up to and including the last full trading day immediately before execution of the Country Hill Pre-emptive Share Subscription Agreement.

Proposed issue of the Country Hill Pre-emptive Shares:		Subject to the fulfilment of the conditions set out below in the section headed “Conditions Precedent”.

Conditions Precedent:		Completion of the Subscription is conditional upon the fulfilment of the following conditions:

1.

Listing: the Hong Kong Stock Exchange having agreed to list the Country Hill Pre-emptive Shares (and such listing permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the Country Hill Pre-emptive Shares);

2.

Independent Shareholder’s approval for the issue of Country Hill Pre-emptive Shares: the Company having obtained the approval of the Independent Shareholders in general meeting of the subscription by Country Hill of Country Hill Pre-emptive Shares and a specific mandate to the issue of the Country Hill Pre-emptive Shares at closing pursuant to the Country Hill Pre-emptive Subscription Agreement;

3.

No governmental prohibition: the issue of the Country Hill Pre-emptive Shares by the Company and the subscription of the Country Hill Pre-emptive Shares by Country Hill not being prohibited by any law or governmental order or regulation.

The Company has agreed to, as soon as is reasonably practicable:

	(i)	take such steps as are necessary to hold the general meeting with a view to obtain the approvals required under condition 2 above; and

(ii)

apply to the Hong Kong Stock Exchange for the granting of listing of, and permission to deal in, the Country Hill Pre-emptive Shares and use all reasonable endeavours to obtain the granting of such listing and permission to deal by the Hong Kong Stock Exchange as soon as is reasonably practicable.

Company lock-up undertaking:

The Company has undertaken to Country Hill that for a period commencing on the date of the Country Hill Pre-emptive Subscription Agreement and ending on the date falling on 90 days after that date (inclusive), the Company will not, except for the issue of (1) the Country Hill Pre-emptive Shares and the Datang Pre-emptive Securities; (2) any Shares issuable under the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds; (3) securities under the terms of any employee share scheme of the Company or any other scheme that has been publicly announced or disclosed by the Company as of the date of the Country Hill Pre-emptive Subscription Agreement; (4) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with its articles of association; and (5) Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares which are issued as consideration for any merger or acquisition provided that (A) the aggregate value of the Shares issued (as calculated by the Current Market Price is less than US$100,000,000 and (B) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided in this Clause prior to any such issue:

(a)

allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Share(s) or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares or interest in Shares; or

	(b)	agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (a) above; or

	(c)	announce any intention to enter into or effect any such transaction described in (a) or (b) above,

without first having obtained the written consent of Country Hill (such consent not to be unreasonably withheld or delayed).

Termination:

If at any time prior to 9 : 00 a.m. (Hong Kong time) on the second business day after the date upon which the last of the conditions to be satisfied shall have been so satisfied or waived or such other time and/or date as Country Hill and the Company may agree in writing:

	1.	there develops, occurs or comes into force:

(a)

any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the opinion of Country Hill has or is likely to have a material adverse effect on the financial position of the Group as a whole; or

(b)

any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of Country Hill is or would be materially adverse to the success of the subscription of the Country Hill Pre-emptive Shares; or

(c)

any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of Datang is or would be materially adverse to the success of Country Hill or make it impracticable or inexpedient to proceed therewith; or

(d)

a general moratorium on commercial banking activities in Hong Kong, the PRC, London or New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States; or

		(e)	a change or development involving a prospective change in Taxation which materially adversely affects the Group as a whole or the Country Hill Pre-emptive Shares; or

(f)

any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war; or

(g)

any suspension of dealings in the Shares on the Hong Kong Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than a voluntary suspension or as a result of the Subscription, the Announcement or in connection with the issuance of the Country Hill Pre-emptive Shares and the Datang Pre-emptive Securities); or

(h)

any moratorium, suspension or material restriction on trading in shares or securities generally on the Hong Kong Stock Exchange, the Shanghai stock exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to the Country Hill Pre-emptive Subscription Closing Date; or

2.

any breach of any of the representations, warranties and undertakings set out in the Country Hill Pre-emptive Subscription Agreement comes to the knowledge of Country Hill or any event occurs or any matter arises on or after the date hereof and prior to the Country Hill Pre-emptive Subscription Closing Date which if it had occurred or arisen before the date hereof would have rendered any of such representations, warranties and undertakings untrue or incorrect in any respect, or there has been a breach of, or failure to perform, any other provision of Country Hill Pre-emptive Subscription Agreement on the part of the Company; or

3.

there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a whole which in the opinion of Country Hill is materially adverse to the success of the Country Hill Pre-emptive Subscription, then and in any such case, Country Hill may terminate the Country Hill Pre-emptive Subscription Agreement at any time prior to 9 : 00 a.m. (Hong Kong time) on the Country Hill Pre-emptive Subscription Closing Date.

III                      EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF THE ISSUE OF THE DATANG PRE-EMPTIVE SECURITIES AND THE COUNTRY HILL PRE-EMPTIVE SHARES

The subscription price of any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares and by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares will be at a price equivalent to the Subscription Price.

Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price (subject to adjustment in accordance with the terms and conditions of the Datang Pre-emptive Bonds), the Datang Pre-emptive Bonds will be convertible into 216,096,723 Shares, representing approximately 0.62% of the issued share capital of the Company as at the Latest Practicable Date and approximately 0.62% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang Pre-emptive Bonds.

The following table illustrates (i) the shareholding structure of the Company immediately before the Company’s entry into the Placing and Subscription Agreement and the Further Bonds Subscription Agreement and assuming no conversion of the Original Bonds and the Original Pre-emptive Bonds; (ii) the existing shareholding structure of the Company; (iii) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming no conversion of the Bonds; (iv) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming full conversion of the Datang Pre-emptive Bonds but no conversion of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds; and (v) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming full conversion of the Bonds.

							Immediately after the issue of
							the Datang Pre-emptive
	Immediately before the						Securities and the Country
	Company’s entry into the						Hill Pre-emptive Shares and
	Placing and Subscription				Immediately after the issue of		assuming full conversion of the		Immediately after issue of the
	Agreement and the Further				the Datang Pre-emptive		Datang Pre-emptive Bonds but		Datang Pre-emptive Securities
	Bonds Subscription Agreement				Securities and the Country		no conversion of the Original		and the Country Hill Pre-
	and assuming no conversion of				Hill Pre-emptive Shares and		Bonds, the Original Pre-		emptive Shares and assuming
	the Original Bonds and the		Existing (as at the Latest		assuming no conversion of the		emptive Bonds and the Further		full conversion of the Bonds
	Original Pre-emptive Bonds		Practicable Date)		Bonds (Note 1)		Bonds (Note 2)		(Note 3)
						% of		% of		% of
		% of issued		% of issued		enlarged		enlarged		enlarged
		share capital		share capital		share capital		share capital		share capital
Shareholder	No. of Shares	of the Company	No. of Shares	of the Company	No. of Shares	of the Company	No. of Shares	of the Company	No. of Shares	of the Company

Datang	6,116,138,341	18.97%	6,116,138,341	17.53%	6,785,607,293	18.94%	7,001,704,016	19.43%	7,533,185,145	18.95%
Country Hill	3,605,890,530	11.19%	3,605,890,530	10.34%	3,874,532,995	10.81%	3,874,532,995	10.75%	4,187,970,584	10.53%
Holders of Original Bonds	—	—	—	—	—	—	—	—	1,946,817,325	4.90%
Holders of Further Bonds	—	—	—	—	—	—	—	—	924,738,230	2.32%
Other Shareholders	22,510,111,903	69.84%	25,166,507,071	72.13%	25,166,507,071	70.25%	25,166,507,071	69.82%	25,166,507,071	63.30%
Total	32,232,140,774	100.00%	34,888,535,942	100.00%	35,826,647,359	100.00%	36,042,744,082	100.00%	39,759,218,355	100.00%

Notes:

(1)                      Assuming that other than the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares, no Share issuance, no issuance of any further pre-emptive securities, no restricted share units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 30 September 2014, the Company has 477,904,226 outstanding share options.

(2)                      Assuming that other than the issue of the Datang Pre-emptive Securities, the Country Hill Pre-emptive Shares and assuming full conversion of the Datang Pre-emptive Bonds, no Share issuance, no issuance of further Pre-emptive securities, no restricted share units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 30 September 2014, the Company has 477,904,226 outstanding share options.

(3)                      Assuming that other than the issue of the Datang Pre-emptive Securities, the Country Hill Pre-emptive Shares and assuming full conversion of the Bonds, no Share issuance, no issuance of further pre-emptive securities, no restricted share units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 30 September 2014, the Company has 477,904,226 outstanding share options. Country Hill’s shareholding percentage has been diluted compared to its shareholding percentage immediately before the Company’s entry into the Placing and Subscription Agreement and the Further Bonds Subscription Agreement primarily due to dilution as a result of (i) a partial exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares in respect of the issue of the Subscription Shares pursuant to the Placing and Subscription Agreement and the subsequent issue of the Datang Pre-emptive Shares, and (ii) the shares to be issued assuming full conversion of the Further Bonds and the Datang Pre-emptive Bonds.

IV                    COMPARISON OF THE CONVERSION PRICE

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00.

The initial Conversion Price of HK$0.7965 represents:

(1)                a premium of approximately 35.00% over the Closing Price of HK$0.59 per Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(2)                a premium of approximately 32.05% over the volume weighted average Closing Price of HK$0.6032 per Share for the last five consecutive trading days up to and including the Last Trading Day; and

(3)                a premium of approximately 31.48% over the volume weighted average Closing Price of HK$0.6058 per Share for the last ten consecutive trading days up to and including the Last Trading Day.

The initial Conversion Price was determined after arm’s length negotiations between the Company and the Joint Managers with reference to the closing price of the Shares quoted on the Hong Kong Stock Exchange on the Last Trading Day, being the last trading day immediately before the entering into of the subscription agreement between the Company and the Joint Managers dated 24 October 2013 in relation to the Original Bonds.

Further to the execution of the Datang Pre-emptive Bond Subscription Agreement, the initial Conversion Price of HK$0.7965 represents:

(1)                a premium of approximately 9.11% over the Closing Price of HK$0.730 per Share as quoted on the Hong Kong Stock Exchange on the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement;

(2)                a premium of approximately 7.93% over the volume weighted average Closing Price of HK$0.738 per Share for the last five consecutive trading days up to and including the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement; and

(3)                a premium of approximately 10.01% over the volume weighted average Closing Price of HK$0.724 per Share for the last ten consecutive trading days up to and including the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement.

V                       GRANT OF PRE-EMPTIVE SPECIFIC MANDATES

Any Datang Pre-emptive Shares will be allotted and issued under the Datang Pre-emptive Specific Mandate to be obtained from the Independent Shareholders at the EGM.

Any Datang Pre-emptive Bonds and any Datang Conversion Shares to be issued pursuant to the conversion of the Datang Pre-emptive Bonds will be allotted and issued under the Datang Pre-emptive Specific Mandate to be obtained from the Independent Shareholders at the EGM.

Any Country Hill Pre-emptive Shares will be allotted and issued under the Country Hill Pre-emptive Specific Mandate to be obtained from the Independent Shareholders at the EGM.

Application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the grant of the listing of, and permission to deal in, any Datang Pre-emptive Shares, any Datang Conversion Shares and any Country Hill Pre-emptive Shares.

On the assumption that the approvals of the Independent Shareholders and any other necessary governmental approvals are successfully obtained, the maximum gross proceeds of (i) the issue of the Datang Pre-emptive Bonds, and (ii) the issue of the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares will be approximately US$22,533,000 (approximately HK$174,600,000 based on the exchange rate of US$1.00 : HK$7.75 as at the Latest Practicable Date) and HK$562,866,850.20, respectively.

VI                    FUND RAISING ACTIVITIES BY THE COMPANY IN THE LAST 12 MONTHS

References are made to the Company’s announcements dated 7 November 2013, 18 December 2013, 4 June 2014, 12 June 2014 and 24 June 2014 and the Company’s circular dated 29 January 2014 in relation to the issue of the Original Bonds and the Original Pre-emptive Bonds, the Placing, the Subscription and the issue of the Further Bonds.

On 7 November 2013, the Company issued the Original Bonds in an aggregate principal amount of US$200,000,000. The net proceeds (net of fees, commissions and expenses) from the issue of the Original Bonds were approximately US$194.6 million. The Company intended to use the net proceeds from the issue of the Original Bonds for the Company’s capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes. As at the Latest Practicable Date, the net proceeds from the issue of the Original Bonds have been fully utilized for the Company’s capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

On 17 February 2014, the Independent Shareholders approved the issue of the Original Pre-emptive Bonds to Datang and Country Hill which was completed on 29 May 2014, with an aggregate principal amount of US$54,600,000 and US$32,200,000, respectively. The net proceeds (net of fees, commissions and expenses) from the issue of the Original Pre-emptive Bonds were approximately US$86.8 million. The Company intended to use the net proceeds from the issue of the Original Pre-emptive Bonds for the Company’s capital expenditure in capacity expansion associated with 12-inch manufacturing facilities. As at the Latest Practicable Date, the net proceeds from the issue of the Original Pre-emptive Bonds have been fully utilized for the Company’s capital expenditure in capacity expansion associated with 12-inch manufacturing facilities.

On 12 June 2014, the Company allotted and issued 2,590,000,000 Subscription Shares to Datang. The net proceeds (net of fees, commissions and expenses) from the issue of the Subscription Shares were approximately US$197.2 million. The Company intended to use the net proceeds from the issue of the Subscription Shares for the Company’s capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes. As at the Latest Practicable Date, the net proceeds from the issue of the Subscription Shares have been fully utilized for the Company’s capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

On 24 June 2014, the Company issued the Further Bonds in an aggregate principal amount of US$95,000,000. The net proceeds (net of fees, commissions and expenses) from the issue of the Further Bonds were approximately US$94.2 million. The Company intended to use the net proceeds from the issue of the Further Bonds for the Company’s capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes. As at the Latest Practicable Date, the net proceeds from the issue of the Further Bonds have been fully utilized for the Company’s capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

Other than the fund raising activities disclosed above, the Company has not raised any funds on any issue of equity securities in the past 12 months up to the Latest Practicable Date.

VI                    REASONS FOR, AND BENEFITS OF, THE DATANG PRE-EMPTIVE SUBSCRIPTION AND THE COUNTRY HILL PRE-EMPTIVE SUBSCRIPTION

The Company is of the view that the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the Placing and the Subscription.

The lock-up undertakings provided by the Company to each of Datang and Country Hill were provided on the basis that any pre-emptive subscriptions by each of Datang and Country Hill would be on substantially the same terms and conditions as the Placing, the Subscription and the issue of the Further Bonds. The lock-up undertaking in respect of the Further Bonds was provided to the Joint Managers on the basis that such lock-up undertakings are generally required in respect of an issue of bonds, and the issue of the Further Bonds was in the interests of the Company and the Shareholders as a whole.

On this basis, the Directors (excluding the independent non-executive Directors who will form their view upon considering the advice of the Independent Financial Adviser) consider that, subject to the opinion of Messis Capital, the terms of the Datang Pre-emptive

Subscription and the Country Hill Pre-emptive Subscription are fair and reasonable, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement including the respective lock-up undertakings provided by the Company to each of Datang and Country Hill is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole.

VIII              USE OF PROCEEDS

It is estimated that the net proceeds (net of fees and expenses) from (i) the issue of the Datang Pre-emptive Bonds, and (ii) the issue of the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares will be approximately US$22.4 million (approximately HK$173.6 million) and HK$562.5 million, respectively.

As disclosed in the Company’s interim report for the six months ended 30 June 2014, the Company plans to spend approximately US$1.1 billion in capital expenditures for foundry operations in 2014, which are subject to adjustment based on market conditions. The capital expenditures are mainly for: 1) the development of a majority-owned 12-inch fab for advance nodes in Beijing, 2) the acquisition of used equipment for the Company’s 8-inch fab in Shenzhen, 3) the product-mix change including conversion from 40/45nm to 28nm in the Company’s 12-inch fab in Shanghai, and 4) the expansion of capacity in the Company’s 8-inch fab from 39K to 42K in Tianjin. The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing.

The Company intends to use the net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares for the Company’s capital expenditure used for capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

IX                    IMPLICATIONS OF THE LISTING RULES

Datang currently holds 17.53% of the entire existing issued share capital of the Company. Country Hill currently holds 10.34% of the entire existing issued share capital of the Company. As each of Datang and Country Hill is a substantial Shareholder of the Company by virtue of their respective shareholding interest, each of them is a connected person of the Company and the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement as well as the transactions contemplated thereunder (including the allotment and issue of the Datang Pre-emptive Shares, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Country Hill Pre-emptive Shares and any Datang Conversion Shares) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement

and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Chapter 14A of the Listing Rules.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rues) (in the case of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement and the transactions contemplated thereunder, the Datang Pre-emptive Specific Mandate and the Datang Supplemental Agreement) and Country Hill and its associates (in the case of the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder and the Country Hill Pre-emptive Specific Mandate), no other Shareholder will be required to abstain from voting on the resolutions to be proposed at the EGM.

In accordance with the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors who have no direct or indirect interest in the Datang Pre-emptive Subscription, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription, other than, where applicable, being a Shareholder) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement are fair and reasonable, whether the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser. Other than Dr. Gao Yonggang and Dr. Chen Shanzhi (both being Directors nominated by Datang) and Professor Lawrence Juen-Yee Lau (being a Director nominated by Country Hill), none of the Directors has a material interest in the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement or the transactions contemplated thereunder and therefore none of them (save for the above named Directors) is required to abstain from voting on the Board resolutions in respect of the above.

Messis Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement are fair and reasonable, and whether the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to whether they should vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder.

X                       GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate, (iv) the Datang Supplemental Agreement, (v) the Country Hill Pre-emptive Subscription Agreement, the allotment and issue of the Country Hill Pre-emptive Shares, and (vi) the grant of the Country Hill Pre-emptive Specific Mandate.

Datang and its associates, being connected persons of the Company in respect of the Datang Pre-emptive Subscription, will abstain from voting on the ordinary resolutions to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate, and (iv) the Datang Supplemental Agreement.

Country Hill and its associates, being connected persons of the Company in respect of the Country Hill Pre-emptive Subscription, will abstain from voting on the ordinary resolutions to approve (i) the Country Hill Pre-emptive Subscription Agreement and the allotment and issue of the Country Hill Pre-emptive Shares, and (ii) the grant of the Country Hill Pre-emptive Specific Mandate.

An application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the granting of the approval for the listing of, and permission to deal in, the Datang Pre-emptive Shares, the Datang Conversion Shares and the Country Hill Pre-emptive Shares. An application will be made by the Company to the Singapore Exchange for the listing and quotation of the Datang Pre-emptive Bonds on the bonds market of the Singapore Exchange.

XI                    UNITED STATES SECURITIES LAW MATTERS

The Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares in the United States. This circular does not constitute an offer of any securities for sale.

XII                 INFORMATION ABOUT THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. The Company provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

XIII              INFORMATION ABOUT DATANG

Datang is a subsidiary of Datang Telecom headquartered in Beijing. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

XIV           INFORMATION ABOUT COUNTRY HILL

Country Hill is a controlled subsidiary of China Investment Corporation (CIC). Headquartered in Beijing, CIC was founded on September 2007 as a wholly state-owned company incorporated in accordance with the Company Law of China. The company was established as a vehicle to diversify China’s foreign exchange holdings and seek maximum returns for its shareholder within acceptable risk tolerance. As a financial investor, CIC invests on a commercial basis.

XV              RECOMMENDATIONS

The Board (including the independent non-executive Directors) considers that the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Pre-emptive Specific Mandate, the Datang Supplemental Agreement, the Country Hill Subscription Agreement and the Country Hill Pre-emptive Specific Mandate are fair and reasonable, and the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement, the Country Hill Pre-emptive Subscription Agreement and the proposal for the grant of the Datang Pre-emptive Specific Mandate and the Country Hill Pre-emptive Specific Mandate are in the interests of the Company and the Shareholders as a whole, and the terms and transactions contemplated in each of which are fair and reasonable so far as the Shareholders are concerned. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate, (iv) the Datang Supplemental Agreement, (v) the Country Hill Pre-emptive Subscription Agreement, the allotment and issue of the Country Hill Pre-emptive Shares, and (vi) the grant of the Country Hill Pre-emptive Specific Mandate.

Yours faithfully,
On behalf of the Board of Directors of
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer & Executive Director

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below is the text of the letter of recommendation, prepared for incorporation in this circular, from the Independent Board Committee to the Independent Shareholders.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

To the Independent Shareholders

Dear Sir or Madam,

20 October 2014

NON-EXEMPT CONNECTED TRANSACTIONS

(1) PRE-EMPTIVE SUBSCRIPTIONS BY DATANG AND COUNTRY HILL

(2) PROPOSED PRE-EMPTIVE SPECIFIC MANDATES

(3) DATANG SUPPLEMENTAL AGREEMENT

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

We refer to the circular dated 20 October 2014 (the “Circular”) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement, the Country Hill Pre-emptive Subscription Agreement, and the transactions contemplated thereunder (including but not limited to the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Datang Pre-emptive Shares, the Country Hill Pre-emptive Shares and the Datang Conversion Shares upon the exercise of the conversion rights attaching to the Datang Pre-emptive Bonds) are fair and reasonable and in the interests of the Company and the Shareholders so far as the Independent Shareholders are concerned. Messis Capital has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders.

We wish to draw your attention to the “Letter from Messis Capital” set out in the Circular. Having considered the terms and conditions of the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription, the advice of Messis Capital and the other factors contained in the “Letter from the Board” as set out on pages 8 to 44 of the Circular, we consider that the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription are fair and reasonable, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement is on normal commercial terms or better and in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolutions set out in the notice of the EGM at the end of the Circular.

Yours faithfully,
Independent Board Committee
William Tudor Brown, Sean Maloney,
Frank Meng, Lip-Bu Tan and Carmen I-Hua Chang
Independent Non-Executive Directors

*                   for identification purpose only

LETTER FROM MESSIS CAPITAL

The following is the full text of the letter from the Independent Financial Adviser which sets out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

20 October 2014

To:     The Independent Board Committee and the Independent Shareholders of Semiconductor Manufacturing International Corporation

Dear Sir/Madam,

NON-EXEMPTED CONNECTED TRANSACTIONS
PRE-EMPTIVE SUBSCRIPTIONS BY DATANG AND COUNTRY HILL

INTRODUCTION

We refer to our engagement as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular (the “Circular”) of the Company to the Shareholders dated 20 October 2014, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

Mr. William Tudor Brown, Mr. Sean Maloney, Mr. Frank Meng, Mr. Lip-Bu Tan and Ms. Carmen I-Hua Chang, being all the independent non-executive Directors, have been appointed as the members of the Independent Board Committee to consider and to advise the Independent Shareholders as to (i) whether the terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned and whether they are in the interests of the Company and the Shareholders as a whole; and (ii) whether to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder. As the Independent Financial Adviser, our role is to give an independent opinion to the Independent Board Committee and the Independent Shareholders in such regard.

We do not have any relationship with or interests in the Company or any other parties that could reasonably be regarded as relevant to our independence.

BASIS OF OUR ADVICE

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Directors and the management of the Company. We have assumed that all statements, information and representations provided by the Directors and the management of the Company, for which they are solely and wholly responsible, were true and accurate at the time when they were provided and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion and expectation made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information has been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Directors and the management of the Company. We believe that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information provided by the Directors and the management of the Company, nor have we conducted an independent investigation into the business and affairs of the Group.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular the omission of which would make any statement in the Circular misleading.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion to the Independent Board Committee and the Independent Shareholders, we have taken the following principal factors and reasons into consideration:

1.                       Background of and reasons for entering into the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement

(i)               Background of the Placing and Subscription Agreement, the Further Bond Subscription Agreement, the Datang Share Purchase Agreement and the Country Hill Subscription Agreement

On 4 June 2014, Datang entered into the Placing and Subscription Agreement with the Joint Placing Agents and the Company. The completion of the Placing took place on 9 June 2014 and the completion of the Subscription took place on 12 June 2014. Pursuant to the terms and conditions of the Placing and Subscription Agreement, (i) a total of 2,590,000,000 Sale Shares were successfully placed by the Joint Placing Agents to no fewer than 6 independent placees, who were third parties independent of and not connected with the Company and its connected persons, at the placing price of HK$0.60 per Sale Share, and (ii) the Company allotted and issued 2,590,000,000 Subscription Shares, representing approximately 7.44% of the issued share capital of the Company as enlarged by the issue of the 2,590,000,000 Subscription Shares, to Datang at the price of HK$0.60 per Subscription Share.

On 4 June 2014, the Company and the Joint Managers entered into the Further Bond Subscription Agreement, pursuant to which each of the Joint Managers agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for, the Further Bonds to be issued by the Company in an aggregate principal amount of US$95 million. The Further Bonds will be convertible into 924,738,230 Shares assuming full conversion of the Further Bonds at the initial Conversion Price of HK$0.7965. The issue of the Further Bonds was completed on 24 June 2014.

Pursuant to the Datang Share Purchase Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has the pre-emptive right to purchase such number of additional Shares or securities convertible into Shares so as to enable Datang to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then beneficially owned by Datang prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Subscription Shares and the Further Bonds and any Country Hill Pre-emptive Subscription. Pursuant to the Datang Share Purchase Agreement, completion of any such subscription of the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds by Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds in connection with the issue of the Subscription Shares and the Further Bonds and any Country Hill Pre-emptive Subscription will be at a price equivalent to the Subscription Price (in the case of the Datang Pre-emptive Shares) or at a price equivalent to the issue price of the Further Bonds (in the case of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the Independent Shareholders for the Datang Pre-emptive Subscription.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill shall have the pre-emptive right to subscribe for such number of additional Shares or securities convertible into Shares so as to enable Country Hill to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then beneficially owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the

Subscription Shares and the Further Bonds and any Datang Pre-emptive Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any subscription of the Country Hill Pre-emptive Shares by Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares in connection with the issue of the Subscription Shares and the Further Bonds and any Datang Pre-emptive Subscription will be at a price equivalent to the Subscription Price (in the case of the Country Hill Pre-emptive Shares) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the Independent Shareholders for any such Country Hill Pre-emptive Subscription.

The Datang Pre-emptive Securities were calculated in accordance with Datang’s shareholding immediately before the Company’s entry into the Placing and Subscription Agreement and the Further Bonds Subscription Agreement, being approximately 18.98% of the issued share capital of the Company. As a result of the place down of Shares by Datang under the Placing and the dilutive effect of the Subscription pursuant to the Placing and Subscription Agreement, Datang’s shareholding immediately before the issue of the Subscription Shares and immediately before the issue of the Further Bonds were 10.94% and 17.56% of the issued share capital of the Company, respectively.

Datang currently holds 17.53% of the entire existing issued share capital of the Company. Country Hill currently holds 10.34% of the entire existing issued share capital of the Company. As each of Datang and Country Hill is a substantial shareholder of the Company by virtue of their respective shareholding interest, each of them is a connected person of the Company and the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement as well as the transactions contemplated thereunder (including the allotment and issue of the Datang Pre-emptive Shares, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Country Hill Pre-emptive Shares and any Datang Conversion Shares) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder are subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(ii)                   Information of the Company, Datang and Country Hill

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. The Company provides integrated circuit (“IC”) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, the Company has a 300mm

wafer fabrication facility (“fab”) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

Datang is a subsidiary of Datang Telecom headquartered in Beijing. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

Country Hill is a controlled subsidiary of China Investment Corporation (“CIC”). Headquartered in Beijing, CIC was founded on September 2007 as a wholly state-owned company incorporated in accordance with the Company Law of China. The company was established as a vehicle to diversify China’s foreign exchange holdings and seek maximum returns for its shareholder within acceptable risk tolerance. As a financial investor, CIC invests on a commercial basis.

(iii)               Reasons for and benefits of the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription

The Company is of the view that the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the Placing and the Subscription.

It is estimated that the net proceeds (net of fees and expenses) from (i) the issue of the Datang Pre-emptive Bonds, and (ii) the issue of the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares will be approximately US$22.4 million and HK$562.5 million, respectively. The Company intends to use the net proceeds (net fees and expenses) from the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares for the Company’s capital expenditure used for capital expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

Furthermore, as discussed in the section headed “Potential financial effect on the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription” below, the issue of the Datang Pre-emptive Shares, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Shares will not have any material adverse impact on the Group’s financial position. Instead, it strengthens the financial position of the Company by raising additional cash.

Taking into consideration (i) the additional funding available for the Group; (ii) the rationale of pre-emptive rights; and (iii) no material adverse impact on the Group’s financial position, we are of the view that the issue of the Datang Pre-emptive Shares, Datang Pre-emptive Bonds and the Country Hill Pre-emptive Shares is fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole.

2.                     Principal terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement

(i)                     Principal terms of the Datang Pre-emptive Share Subscription Agreement and the Country Hill Pre-emptive Subscription Agreement

On 22 August 2014, the Company entered into the Datang Pre-emptive Share Subscription Agreement with Datang and the Country Hill Pre-emptive Subscription Agreement with Country Hill (the “Share Subscription Agreements”), pursuant to which, on and subject to the terms of Share Subscription Agreements, the Company has conditional agreed to issue, and Datang and Country Hill have conditionally agreed to subscribe for, the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares, respectively. The principal terms of the Share Subscription Agreements are set out below.

The Datang Pre-emptive Share Subscription Agreement:

Date	:	22 August 2014

Parties	:	(i) Datang as the subscriber; and

(ii) The Company as the issuer.

Interest to be acquired	:

The Datang Pre-emptive Shares represent (i) approximately 1.92% of the total issued share capital of the Company as at the Latest Practicable Date; and (ii) approximately 1.88% of the issued share capital of the Company as enlarged by the issue of the Datang Pre-emptive Shares

Consideration	:	The total cash consideration payable by Datang is HK$401,681,371.20 comprising 669,468,952 Shares in aggregate of HK$0.60 per Share.

For further details of the terms of the Datang Pre-emptive Share Subscription Agreement, please refer to the Letter from the Board.

The Country Hill Pre-emptive Subscription Agreement:

Date	:	22 August 2014

Parties	:	(i) Country Hill as the subscriber; and

(ii) The Company as the issuer.

Interest to be acquired	:

The Country Hill Pre-emptive Shares represent (i) approximately 0.77% of the existing issued share capital of the Company as at the Latest Practicable Date; and (ii) approximately 0.76% of the issued share capital of the Company as enlarged by the issue of the Country Hill Pre-emptive Shares

Consideration	:	The total cash consideration payable by Country Hill is HK$161,185,479.00 comprising 268,642,465 Shares in aggregate of HK$0.60 per Share.

For further details of the terms of the Country Hill Pre-emptive Subscription Agreement, please refer to the Letter from the Board.

We have reviewed major terms of the Share Subscription Agreements including issue price and the Company’s lock-up undertakings. We noted that these terms are the same as those of the Placing and Subscription Agreement. Furthermore, we are not aware of any terms which are unusual.

(a)                 Subscription price analysis

We note that the Subscription Price of HK$0.6 per Share represents:

(1)                 a discount of approximately 20.00% over the Closing Price of HK$0.750 per Share as quoted on the Hong Kong Stock Exchange on the Latest Practicable Date;

(2)                 a discount of approximately 17.81% over the Closing Price of HK$0.730 per Share as quoted on the Hong Kong Stock Exchange on the last full trading day immediately before execution of the Share Subscription Agreements;

(3)                 a discount of approximately 18.70% over the volume weighted average Closing Price of HK$0.738 per Share for the last five consecutive trading days up to and including the last full trading day immediately before execution of the Share Subscription Agreements; and

(4)                 a discount of approximately 17.13% over the volume weighted average Closing Price of HK$0.724 per Share for the last ten consecutive trading days up to and including the last full trading day immediately before execution of the Share Subscription Agreements.

(b)               Historical performance of the Shares

We have reviewed the movements in the Closing Prices of the Shares for the period commencing from 23 August 2013, being the 12-month period prior to the date of the last full trading day immediately before execution of the Share Subscription Agreements (the “Review Period”). The Closing Prices of the Shares during the Review Period are set out below:

Source: website of the Hong Kong Stock Exchange (www.hkex.com.hk)

We note that the Closing Prices of the Shares during the Review Period ranged from HK$0.52 per Share (recorded on 19 September 2013) to HK$0.84 per Share (recorded on 14 February 2014). We note that the Subscription Price of HK$0.60 per Share is within such range.

(c)                 Comparison with other subscriptions

In assessing the fairness of the Subscription Price, we have, to our best endeavor, conducted a search of all subscriptions of shares issued under the general mandates conducted by companies listed on the Main Board of Hong Kong Stock Exchange in the last 3 months prior to the date of the Announcement (the “Subscription Comparables”) by searching through published information on the Hong Kong Stock Exchange’s website. Based on such criteria, we have identified 48 Subscription Comparables.

Subscriptions of shares issued under general mandates were chosen for comparison purpose because (i) the Subscription Shares will be issued under the 2013 General Mandate; and (ii) the exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares in connection with the issue of the Subscription Shares is at a price equivalent to the Subscription Price, and the exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares in connection with the issue of the Subscription Shares is at a price equivalent to the Subscription Price.

We consider that a period of three months is adequate and appropriate for studying the Subscription Comparables having considered that (i) such period is sufficiently recent for reflecting the prevailing market practice in respect of the subscriptions of shares issued under general mandates; and (ii) we were able to identify 48 Subscription Comparables within such three-month period, which, in our opinion, constitute a sufficiently representative sample for comparison purpose.

We compared the respective premium/discount over/to the Closing Prices of the shares of the relevant companies in respect of the Subscription Comparables with those of the Country Hill Pre-emptive Subscription and Datang Pre-emptive Subscription.

We set out our findings in the table below:

Stock code	Company	Announcement date	Premium/(discount) of subscription price over/to share price as at the last trading day prior to release of the announcement (%)	Premium/(discount) of subscription price over/to 5-day average share price prior to the release of the announcement (%)

1211	BYD Company Limited	23 May 2014	(14.95)	(13.26)

673	China HealthCare Holdings Limited	23 May 2014	(15.20)	(18.80)

145	The Hong Kong Building and Loan Agency Limited	27 May 2014	(3.60)	2.60

986	China Environmental Energy Investment Limited	27 May 2014	(18.32)	(19.55)

1129	China Water Group Limited	30 May 2014	(11.50)	(16.81)

1094	China Public Procurement Limited	30 May 2014	(8.86)	4.65

1830	Perfect Shape (PRC) Holdings Limited	30 May 2014	(4.50)	(4.00)

Stock code	Company	Announcement date	Premium/(discount) of subscription price over/to share price as at the last trading day prior to release of the announcement (%)	Premium/(discount) of subscription price over/to 5-day average share price prior to the release of the announcement (%)

777	NetDragon Websoft Inc.	3 June 2014	(4.26)	(4.91)

582	Landing International Development Limited	8 June 2014	6.38	(1.38)

1069	China Agroforestry Low- Carbon Holdings Limited	9 June 2014	(19.34)	(19.78)

476	China Dynamics (Holdings) Limited	18 June 2014	(6.12)	(11.54)

1237	Merry Garden Holdings Limited	18 June 2014	(3.61)	(0.99)

727	VXL Capital Limited	19 June 2014	(15.29)	(17.81)

706	Beautiful China Holdings Company Limited	20 June 2014	(3.61)	(10.11)

1046	Universe International Holdings Limited	23 June 2014	(13.79)	(13.64)

228	China Energy Development Holdings Limited	23 June 2014	(7.39)	(7.68)

39	Sino Distillery Group Limited	24 June 2014	(9.09)	(6.42)

872	Jinheng Automotive Safety Technology Holdings Limited	24 June 2014	(15.91)	(19.04)

1020	Sinoref Holdings Limited	25 June 2014	(19.72)	(18.57)

376	Reorient Group Limited	26 June 2014	(8.91)	(9.62)

1043	Coslight Technology International Group Company Limited	27 June 2014	(9.70)	(10.30)

139	ICube Technology Holdings Limited	7 July 2014	(13.79)	(16.44)

3303	Jutal Offshore Oil Services Limited	7 July 2014	(4.64)	(0.43)

Stock code	Company	Announcement date	Premium/(discount) of subscription price over/to share price as at the last trading day prior to release of the announcement (%)	Premium/(discount) of subscription price over/to 5-day average share price prior to the release of the announcement (%)

702	Sino Oil and Gas Holdings Limited	8 July 2014	(15.29)	(16.05)

705	CVM Minerals Limited	8 July 2014	(2.60)	(1.57)

556	Pan Asia Environment Protection Group Limited	9 July 2014	(10.40)	(9.30)

395	Smartac Group China Holdings Limited	10 July 2014	(6.06)	(9.36)

598	Sinotrans Limited	16 July 2014	(11.60)	(13.35)

1069	China Agroforestry Low-Carbon Holdings Limited	16 July 2014	(10.81)	(13.16)

1071	Huadian Power International Corporation Limited	23 July 2014	(9.89)	(11.54)

1355	Legend Strategy International Holdings Group Company Limited	23 July 2014	(17.71)	(19.72)

745	China National Culture Group Limited	24 July 2014	(20.00)	1.69

1094	China Public Procurement Limited	24 July 2014	2.86	0.28

245	China Seven Star Holdings Limited	28 July 2014	(17.56)	(18.36)

33	Harmonic Strait Financial Holdings Limited	29 July 2014	(10.71)	(14.24)

968	Xinyi Solar Holdings Limited	30 July 2014	(5.00)	(6.80)

1380	China Kingstone Mining Holdings Limited	31 July 2014	(10.70)	(15.00)

209	China Tycoon Beverage Holdings Limited	4 August 2014	(19.61)	(15.64)

1227	National Investments Fund Limited	12 August 2014	(10.45)	(5.06)

Stock code	Company	Announcement date	Premium/(discount) of subscription price over/to share price as at the last trading day prior to release of the announcement (%)	Premium/(discount) of subscription price over/to 5-day average share price prior to the release of the announcement (%)

835	Asia Coal Limited	14 August 2014	(4.76)	(6.54)

55	Neway Group	15 August 2014	(18.91)	(16.92)

1689	Huaxi Holdings Company Limited	18 August 2014	(8.60)	(8.41)

235	China Strategic Holdings Limited	19 August 2014	(18.37)	(19.19)

198	SMI Corporation Limited	20 August 2014	(5.00)	(4.68)

204	China Investment Development Limited	20 August 2014	(11.59)	(8.81)

1348	Quali-Smart Holdings Limited	20 August 2014	0.80	1.10

959	Amaz International Holdings Limited	22 August 2014	(19.00)	(15.00)

149	China Agri-Products Exchange Limited	22 August 2014	(18.52)	(14.73)

		Maximum Premium	6.38	4.65

		Maximum Discount	(20.00)	(19.78)

		Mean	(10.53)	(10.30)

		The Subscription Price	(17.81)	(18.70)

Source: website of the Hong Kong Stock Exchange (www.hkex.com.hk)

Based on our findings, the premiums/discounts represented by the subscription prices to the Closing Prices of shares of the Subscription Comparables on the last trading days prior to the corresponding announcements ranged from a maximum premium approximately 6.38% over the corresponding subscription prices to a maximum discount approximately 20.00% to the corresponding subscription prices.

We note that the discount of approximately 17.81% as represented by the Subscription Price to the Closing Price of the Shares on the last full trading day immediately before the execution of the Share Subscription

Agreements is larger than the corresponding average discount of the Subscription Comparables. Nevertheless, we note that such discount represented by the Subscription Price falls within the range of the discounts of the Subscription Comparables.

In addition, we note that:

(i)                     any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds in connection with the issue of the Subscription Shares and the Further Bonds and any Country Hill Pre-emptive Subscription will be at a price equivalent to the Subscription Price (in the case of the Datang Pre-emptive Shares);

(ii)                  any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares in connection with the issue of the Subscription Shares and the Further Bonds and any Datang Pre-emptive Subscription will be at a price equivalent to the Subscription Price (in the case of the Country Hill Pre-emptive Shares);

(iii)               the Subscription Price was determined on 4 June 2014 when the Placing and Subscription Agreement was entered into;

(iv)              the Subscription Price of HK$0.60 per Subscription Share represented (a) a discount of only approximately 4.76% to the Closing Price of HK$0.63 per Share on 4 June 2014; and (b) a discount of only approximately 7.69% to the average Closing Price of approximately HK$0.65 per Share for the last five/ten trading days up to and including 4 June 2014;

(v)                 as disclosed in the Company’s announcement dated 4 June 2014, as at the date of the aforesaid announcement, the Company had been informed by each of Datang and Country Hill in a non-legally binding letter of intent that each of them was committed to exercising their respective pre-emptive right to subscribe for additional Shares or bonds for a certain amount (not exceeding the amount each of them was entitled to under the Datang Share Purchase Agreement and the Country Hill Share Subscription Agreement, respectively) based on the terms and conditions that were substantially the same as the Placing, the Subscription and the issue of the Further Bonds; and

(vi)              the discount represented by the Subscription Price of (a) approximately 4.76% to the Closing Price of HK$0.63 per Share on 4 June 2014 and (b) approximately 7.69% to the average Closing Price of approximately HK$0.65 per Share for the last five/ten trading days up to and including 4 June 2014, is within the range of discounts of the Subscription Comparables and is smaller than the corresponding average discount of the Subscription Comparables.

(d)               Conclusion

Based on the aforesaid and taking into account in particular that:

•                          although the discount of approximately 17.81% as represented by the Subscription Price to the Closing Price of the Shares on the last full trading day immediately before the execution of the Share Subscription Agreements is larger than the corresponding average discount of the Subscription Comparables, it falls within the range of the discounts of the Subscription Comparables;

•                          the discount represented by the Subscription Price of (a) approximately 4.76% to the Closing Price of HK$0.63 per Share on 4 June 2014 (when the Subscription Price was determined upon the entering into of the Placing and Subscription Agreement) and (b) approximately 7.69% to the average Closing Price of approximately HK$0.65 per Share for the last five/ten trading days up to and including 4 June 2014 is within the range of discounts of the Subscription Comparables and is smaller than the corresponding average discount of the Subscription Comparables,

•                          the exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities and the exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares based on the terms and conditions that were substantially the same as the Placing, the Subscription and the issue of the Further Bonds were mutually agreed by the relevant parties on 4 June 2014, we consider that the terms of the Share Subscription Agreements are fair and reasonable in this regard.

(ii)                  Principal terms of the Datang Pre-emptive Bond Subscription Agreement

On 22 August 2014, the Company entered into the Datang Pre-emptive Bond Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Pre-emptive Bond Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds in an aggregate principal amount of US$22,200,000 for a total cash consideration of US$22,533,000 which is 101.5% of the aggregate principal amount of the Datang Pre-emptive Bonds. The subscription by Datang of the Datang Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Further Bonds.

The principal terms of the Datang Pre-emptive Bond Subscription Agreement are as follows:

Date	:	22 August 2014

Parties	:	(i) Datang as the subscriber; and

(ii) the Company as the issuer

Proposed issue of the Datang Pre-emptive Bonds:	:

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 216,096,723 Shares, representing approximately 0.62% of the total issued share capital of the Company as at the Latest Practicable Date and approximately 0.62% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang Pre- emptive Bonds. The Shares issuable upon conversion of the Datang Pre-emptive Bonds will be allotted and issued pursuant to the Datang Preemptive Specific Mandate to be granted to the Board by the Independent Shareholders at the EGM and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Datang Pre-emptive Bonds is subject to the approval of the Independent Shareholders at the EGM.

For further details of the terms of the Datang Pre-emptive Bond Subscription Agreement, please refer to the Letter from the Board.

Please also refer to the Letter from the Board for the principal terms of the Datang Pre-emptive Bond.

(a)                Conversion price analysis

The initial Conversion Price of HK$0.7965 is equal to the conversion price of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds, which was determined after arm’s length negotiation between the Company and the Joint Managers with reference to the Closing Price of the Shares quoted on the Hong Kong Stock Exchange on the Last Trading Day (i.e. 24 October 2013), being the last trading day immediately before the entering into of the subscription agreement in relation to the Original Bonds. The initial Conversion Price represents:

(1)                 a premium of approximately 35.00% over the Closing Price of HK$0.59 per Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(2)                 a premium of approximately 32.05% over the volume weighted average Closing Price of HK$0.6032 per Share for the last five consecutive trading days up to and including the Last Trading Day; and

(3)                 a premium of approximately 31.48% over the volume weighted average Closing Price of HK$0.6058 per Share for the last ten consecutive trading days up to and including the Last Trading Day.

Further to the execution of the Datang Pre-emptive Bond Subscription Agreement, the initial Conversion Price of HK$0.7965 represents:

(1)                 a premium of approximately 9.11% over the Closing Price of HK$0.730 per Share as quoted on the Hong Kong Stock Exchange on 22 August 2014, being the last full trading day immediately before the date of execution of the Datang Pre-emptive Bond Subscription Agreement;

(2)                 a premium of approximately 7.93% over the volume weighted average Closing Price of approximately HK$0.738 per Share for the last five consecutive trading days up to and including 22 August 2014, being the last full trading day immediately before the date of execution of the Datang Pre-emptive Bond Subscription Agreement;

(3)                 a premium of approximately 10.01% over the volume weighted average Closing Price of approximately HK$0.724 per Share for the last ten consecutive trading days up to and including 22 August

2014, being the last full trading day immediately before the date of execution of the Datang Pre-emptive Bond Subscription Agreement; and

(4)                 a premium of approximately 6.20% over the Closing Price of HK$0.750 per Share as quoted on the Hong Kong Stock Exchange on the Latest Practicable Date.

(b)               Historical Share prices

The following chart illustrates the daily Closing Price of the Shares as quoted on the Hong Kong Stock Exchange during the Review Period:

Source: website of the Hong Kong Stock Exchange (www.hkex.com.hk)

For most part of the Review period, the Closing Prices of Shares hovered below the Conversion Price. The lowest Closing Price was HK$0.52 per Share on 19 September 2013 and the highest Closing Price was HK$0.84 per Share on 14 February 2014, with the average of the Closing Price of the Shares during the Review Period of approximately HK$0.64 per Share. The Conversion Price represents a premium of approximately 53.2% over the said lowest Closing Price per Share, and a discount of approximately 5.2% to the said highest Closing Price per Share during the Review Period, whilst the Conversion Price also represents a premium of approximately 24.5% over the average Closing Price during the Review Period.

(c)    Comparison with other convertible bonds subscriptions

To assess the fairness and reasonableness of the terms of the Datang Pre-emptive Bonds, and in particular the Conversion Price, yield-to-maturity and maturity, we, based on our best endeavour and as far as we are aware of, have compared with the relevant terms of other convertible bonds or notes issued by companies listed on the Main Board of Hong Kong Stock Exchange for cash consideration over the three months prior to and including the last full trading day immediately before the date of the execution of the Datang Pre-emptive Bond Subscription Agreement (the “CB Comparables”).

We consider that a period of three months is adequate and appropriate for studying the CB Comparables having considered that (i) such period is sufficiently recent for reflecting the prevailing market practice in respect of the issues of convertible bonds or notes; and (ii) we were able to identify 10 CB Comparables within such three-month period, which, in our opinion, constitute a sufficiently representative sample for comparison purpose.

Details of our analysis are set out in the following table:

Stock code	Company	Announcement date	Duration (Year(s))	Premium/ (discount) of conversion price over /to share price as at the last trading day prior to release of the announcement (%)	Premium/ (discount) of conversion price over /to 5-day average share price prior to the release of the announcement (%)	Yield-to- maturity per annum (%)

1833	Intime Retail (Group) Company Limited	31 March 2014	3	(9.39)	(11.12)	1.50

485	Starlight International Holdings Limited	21 March 2014	3	(33.80)	(35.10)	3.00

1159	Sinogreen Energy International Group Limited	25 July 2014	3	(94.31)	(94.40)	0.00

673	China HealthCare Holdings Limited	3 June 2014	3	(40.00)	(41.60)	0.00

132	China Investments Holdings Limited	5 June 2014	5	18.75	22.19	2.00

6828	China Print Power Group Limited	5 May 2014	3	(12.92)	(14.18)	0.00

399	United Gene High-Tech Group Limited	18 March 2014	7	73.61	68.24	3.50

1101	China Rongsheng Heavy Industries Group Holdings Limited	30 April 2014	2.5	(20.15)	(20.74)	7.00

Stock code	Company	Announcement date	Duration (Year(s))	Premium/ (discount) of conversion price over /to share price as at the last trading day prior to release of the announcement (%)	Premium/ (discount) of conversion price over /to 5-day average share price prior to the release of the announcement (%)	Yield-to- maturity per annum (%)

651	China Ocean Shipbuilding Industry Group Limited	14 May 2014	3	(28.57)	(33.33)	7.50

555	REXLot Holdings Limited	10 April 2014	5	34.00	36.02	4.50

	Maximum			73.61	68.24	7.50

	Minimum			(94.31)	(94.40)	0.00

	Mean			(11.28)	(12.40)	2.90

	The Company		close to 4.2	9.11	7.93	0.00

Source: website of the Hong Kong Stock Exchange (www.hkex.com.hk)

Conversion Price

As illustrated in the table above, the differences between the respective conversion prices of the CB Comparables and the then prevailing share prices of the relevant listed companies prior to the date of the Announcement, ranged from a maximum discount of about 94.31% to a maximum premium of about 73.61%. As the premium represented by the Conversion Price falls within this range, we consider that the Conversion Price is fair and reasonable in this regard.

Interest rate

As illustrated in the table above, the respective yield-to-maturity of the CB Comparables ranged from nil to 7.50% and the zero interest rate of the Datang Pre-emptive Bonds is at the lower end of the range. As disclosed in the audited consolidated financial statements of the Company for the year ended 31 December 2013, the weighted average interest rate on funds borrowed by the Group is 4.42% per annum generally. As such, the Datang Pre-emptive Bonds will provide the Group with a funding opportunity to save financing costs which is in the interests of the Company and the Shareholders.

Maturity

The maturities of the CB Comparables ranged from one year to seven years. The maturity date of the Datang Pre-emptive Bonds to be issued by the Company is the same as that of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds, being 7 November 2018, which is within the range of the CB Comparables.

(d)    Conclusion

Based on the foregoing, we are of the view that the terms of the Datang Pre-emptive Bond Subscription Agreement are on normal commercial terms and are fair and reasonable.

(iii)    The Datang Supplemental Agreement

On 22 August 2014, the Company entered into the Datang Supplemental Agreement with Datang and Datang Telecom to amend the pre-emptive rights provision in the Datang Share Purchase Agreement in order to give effect to the parties’ understanding of the purpose of pre-emptive rights provision. The Datang Share Purchase Agreement contains a pre-emptive right for Datang to maintain its shareholding percentage immediately prior to a new issue of securities carrying voting rights. The proposed amendment clarifies that the pro rata portion of new securities that Datang Telecom or Datang is entitled to subscribe for will be determined by reference to Datang’s shareholding immediately prior to the Company’s entry into the agreement or agreements for the transaction involving the issuance of such new securities (in this case, its shareholding prior to the Placing), since, for instance, in the context of the Placing and the Subscription, the original provision in the Datang Share Purchase Agreement will only entitle Datang to subscribe in accordance with a lower level of shareholding created as a result of its role in assisting the Company to raise capital in the Placing and the Subscription.

The principal terms of the Datang Supplemental Agreement are set out below:

Date	:	22 August 2014

Parties	:	Datang, Datang Telecom and the Company

Proposed amendment	:

Subject to the fulfilment of the conditions as disclosed in the Letter from the Board, the pre- emptive rights provision in the Datang Share Purchase Agreement will be amended such that the pro rata portion of new securities that Datang Telecom or Datang is entitled to subscribe for will be determined in accordance with the percentage of the issued share capital of the Company held by Datang immediately prior to the Company’s entry into the agreement or agreements for the transaction involving the issuance of such new securities.

The Datang Share Purchase Agreement shall, except as amended by the Datang Supplemental Agreement, remain in full force and effect.

Conditions precedent	:	The proposed amendments to the Datang Share Purchase Agreement will only be effective upon the fulfilment of the following conditions:

Independent Shareholder’ s approval: the Company having obtained the approval of the Independent Shareholders in general meeting of the Datang Supplemental Agreement.

We understand from the Company that the purpose of the pre-emptive rights provision is to provide Datang with a right to maintain its shareholding interest in the Company as Datang being a substantial shareholder of the Company may enhance the Company’s PRC presence and further improve its global competitiveness. We further understand from the Company that the Datang Supplemental Agreement was to clarify the parties’ understanding of the purpose of the pre-emptive rights provision in the Datang Share Purchase Agreement.

As advised by the Company and based on our review of the original Datang Share Purchase Agreement, the original Datang Share Purchase Agreement was unclear as to whether Datang’s pre-emptive right to maintain its shareholding in respect of a top-up placing pursuant to Chapter 14A of the Listing Rules was by reference to Datang’s shareholding in the Company immediately prior to (i) the Placing or (ii) the Subscription (in which case Datang had already sold down some of its shares in the Placing and its shareholding percentage in the Company prior to the Subscription was lower than its shareholding percentage prior to the Placing).

Based on our review of the Datang Supplemental Agreement, we note that the Datang Supplemental Agreement clarifies that the pre-emptive right by Datang to maintain its original shareholding in respect of a top-up placing applied to Datang’s shareholding just prior to any place-down of Datang’s shares rather than to Datang’s shareholding before the top-up subscription of new shares by Datang.

Having reviewed the terms of the Datang Supplemental Agreement and taking into account our understanding obtained from the Company, we concur that the Datang Supplemental Agreement was to clarify the parties’ understanding of the purpose of the pre-emptive rights provision in the Datang Share Purchase Agreement, being to provide Datang with a right to maintain its shareholding interest in the Company.

3.                      Potential financial effects on the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription

(i)     Net assets

Based on the audited consolidated financial statements of the Company for the year ended 31 December 2013, the audited equity attributable to the owners of the Company were approximately US$2.5 billion as at 31 December 2013. As advised by the Company, the recognition of Datang Pre-emptive Bonds will be divided into a liability component and an equity component in the consolidated statement of financial position of the Company, on initial recognition. The liability component will be included on the statement of financial position of the Company, whereas the total assets will be increased by the net proceeds from the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares. The net effect will be an increase in net assets, which is represented by the corresponding increase in the equity component of the Company’s consolidated statement of financial position. Accordingly, the net assets of the Group will increase upon the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares. It should be noted that in the event that Datang exercises the conversion rights of the Datang Pre-emptive Bonds before maturity, the net assets of the Group will further increase.

(ii)     Liquidity and working capital position

According to the audited consolidated financial statements of the Company for the year ended 31 December 2013, the Group had cash and bank balances of approximately US$462.5 million as at 31 December 2013. Upon the issue of the Datang Pre-emptive Bonds and the issue of the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares, the Company will receive further net cash proceeds (net of fees and expenses) of approximately US$22.4 million and HK$562.5 million, respectively, which the Company intends to apply for the capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes. It should be noted that the Company is required to redeem the Datang Pre-emptive Bonds on the part of the Datang Pre-emptive Bonds not converted into Shares upon maturity.

In addition, given that the Datang Pre-emptive Bonds will not bear interest, no interest payment will be required to be paid by the Company in relation to the Datang Pre-emptive Bonds. As such, there will not be any material adverse effect on the working capital position of the Group in this regard.

(iii)    Gearing

As disclosed in the audited consolidated financial statements of the Company for the year ended 31 December 2013, the Group had borrowings amounted to approximately US$991.5 million, convertible bonds amounted to approximately US$180.6 million and total equity of approximately US$2,593.2 million as at 31 December 2013. The gearing ratio (defined as total debt divided by total equity) of the Group as at 31 December 2013 was approximately 45.2%. As advised by the Company, immediately upon the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares, the equity is expected to increase by the amount of the equity component of such shares and bonds while the liabilities are expected to increase by the amount of the liability component of such bonds. As advised by the Company, since the amount of the equity component of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares are expected to be higher than the liability component of such bonds arising thereof, the gearing ratio of the Company is expected to decrease upon the issue of the Datang Pre- emptive Securities and the Country Hill Pre-emptive Shares. Given the above, we consider that the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares will have positive impact on the Group’s gearing position.

(iv)    Conclusion

In view of the foregoing and having considered in particular that:

•                          the net assets of the Group will increase upon the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and will further increase in the event that Datang exercises the conversion rights of the Datang Pre-emptive Bonds before maturity, as discussed above;

•                          upon the issue of the Datang Pre-emptive Bonds and the issue of the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares, the Company will receive further net cash proceeds (net of fees and expenses) of approximately US$22.4 million and HK$562.5 million, respectively;

•       the Datang Pre-emptive Bonds do not bear interest;

•                         the gearing ratio of the Company is expected to decrease upon the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares as discussed above,

we are of the opinion that the issue of the Datang Pre-emptive Shares, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Shares, will have positive impact on the Group’s financial position.

4.                    Possible impacts on the shareholding structure of the Company

The following table illustrates (i) the shareholding structure of the Company immediately before the Company’s entry into the Placing and Subscription Agreement and the Further Bonds Subscription Agreement and assuming no conversion of the Original Bonds and the Original Pre-emptive Bonds; (ii) the shareholding structure of the Company as at the Latest Practicable Date; (iii) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming no conversion of the Bonds; (iv) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming full conversion of the Datang Pre- emptive Bonds but no conversion of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds; and (v) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming full conversion of the Bonds.

							Immediately after the issue of
							the Datang Pre-emptive
	Immediately before the						Securities and the Country Hill
	Company’s entry into the						Pre-emptive Shares and		Immediately after the issue of
	Placing and Subscription				Immediately after the issue of		assuming full conversion of the		the Datang Pre-emptive
	Agreement and the Further				the Datang Pre-emptive		Datang Pre-emptive Bonds but		Securities and the Country Hill
	Bonds Subscription Agreement				Securities and the Country Hill		no conversion of the Original		Pre-emptive Shares and
	and assuming no conversion of				Pre-emptive Shares and		Bonds, the Original Pre-emptive		assuming full conversion of the
	the Original Bonds and the		As at the Latest Practicable		assuming no conversion of the		Bonds and the Further Bonds		Bonds
	Original Pre-emptive Bonds		Date		Bonds		(Note 2)		(Note 3)
		% of issued		% of issued		% of issued		% of issued		% of issued
		share capital		share capital		share capital		share capital		share capital
	Number of	of the	Number of	of the	Number of	of the	Number of	of the	Number of	of the
Shareholders	Shares	Company	Shares	Company	Shares	Company	Shares	Company	Shares	Company

Datang	6,116,138,341	18.97%	6,116,138,341	17.53%	6,785,607,293	18.94%	7,001,704,016	19.43%	7,533,185,145	18.95%
Country Hill	3,605,890,530	11.19%	3,605,890,530	10.34%	3,874,532,995	10.81%	3,874,532,995	10.75%	4,187,970,584	10.53%
Holders of Original Bonds	—	—	—	—	—	—	—	—	1,946,817,325	4.90%
Holders of Further Bonds	—	—	—	—	—	—	—	—	924,738,230	2.32%
Other Shareholders	22,510,111,903	69.84%	25,166,507,071	72.13%	25,166,507,071	70.25%	25,166,507,071	69.82%	25,166,507,071	63.30%

Total	32,232,140,774	100.00%	34,888,535,942	100.00%	35,826,647,359	100.00%	36,042,744,082	100.00%	39,759,218,355	100.00%

Notes:

(1)           Assuming that other than the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares, no Share issuance, no issuance of any pre-emptive securities, no restricted share units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 30 September 2014, the Company has 477,904,226 outstanding share options.

(2)           Assuming that other than the issue of the Datang Pre-emptive Securities, the Country Hill Pre- emptive Shares and assuming full conversion of the Datang Pre-emptive Bonds, no Share issuance, no issuance of further pre-emptive securities, no restricted share units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 30 September 2014, the Company has 477,904,226 outstanding share options.

(3)           Assuming that other than the issue of the Datang Pre-emptive Securities, the Country Hill Pre- emptive Shares and assuming full conversion of the Bonds, no Share issuance, no issuance of further pre-emptive securities, no restricted share units are granted, none of the outstanding share option is exercised and no conversion into Shares of any securities. As at 30 September 2014, the Company has 477,904,226 outstanding share options. Country Hill’s shareholding percentage has been diluted compared to its shareholding percentage immediately before the Company’s entry into the Placing and Subscription Agreement and the Further Bonds Subscription Agreement primarily due to dilution as a result of (i) a partial exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares in respect of the issue of the Subscription Shares pursuant to the Placing and Subscription Agreement and the subsequent issue of the Datang Pre-emptive Shares, and (ii) the shares to be issued assuming full conversion of the Further Bonds and the Datang Pre-emptive Bonds.

As illustrated in the table above, based on the initial Conversion Price and upon full conversion of the Datang Pre-emptive Bonds, 216,096,723 Conversion Shares will be issued, representing approximately 0.62% of the issued share capital of the Company on the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement and approximately 0.62% of the enlarged issued share capital of the Company as enlarged by the full conversion of the Datang Pre-emptive Bonds.

Notwithstanding the above, the shareholding interests of the Independent Shareholders (other than the holders of the Original Bonds and Further Bonds) will be diluted from approximately 72.13% as at the Latest Practicable Date to approximately 69.82% after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming full conversion of the Datang Pre-emptive Bonds but no conversion of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds. Given that the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription will strengthen the Group’s working capital and provide funding for the implementation of the Group’s expansion plan as discussed in above which are in the interests of the Company and the Shareholders as a whole, we consider such dilution impact to be acceptable in this regard.

RECOMMENDATION

Having considered the factors and reasons discussed above, in particular the followings (which should be read in conjunction with and interpreted in the full context of this letter):

•                          Datang and Country Hill exercised its respective pre-emptive rights pursuant to the Datang Share Purchase Agreement, the Datang Supplemental Agreement and the Country Hill Share Purchase Agreement to subscribe for the Datang Pre- emptive Shares, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Shares, respectively, following the issue of the Subscription Shares and the Further Bonds;

•                          the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription will strengthen the Group’s working capital and provide funding for the implementation of the Group’s expansion plan as discussed in above;

•                         major terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement and the Country Hill Pre-emptive Subscription Agreement including initial Conversion Price, conversion right, maturity, interest rate and the Company’s lock-up undertakings are the same as those of the Placing and Subscription Agreement and the Further Bonds Subscription Agreement;

•                         the Subscription Price of the Share Subscription Agreements is fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole;

•                         the initial Conversion Price represents a premium to the then prevailing share prices of the Shares prior to the Last Trading Day and the Latest Practicable Date;

•                         the premium represented by the initial Conversion Price falls within the range of those of the CB Comparables;

•                         given that the Datang Pre-emptive Bonds will not bear interest, no interest payment will be required to be paid by the Company;

•                         the issue of the Datang Pre-emptive Shares, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Shares will not have any material adverse impact on the Group’s financial position; and

•                         the dilution effect of the shareholding interests of the Independent Shareholders is considered to be acceptable,

we are of the view that the terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder are based on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of
Messis Capital Limited

Robert Siu
Managing Director

Mr. Robert Siu is a licensed person registered with the Securities and Futures Commission and as a responsible officer of Messis Capital Limited to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and has over 15 years of experience in corporate finance industry.

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

(a)                Directors’ interests in securities of the Company

As of the Latest Practicable Date, the interests or short positions of the Directors and the Chief Executive Officer in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the SFO), which were notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

							Percentage of
							Aggregate
							Interests to Total
							Issued Share
			Number of				Capital of the
	Long Position/	Nature of	ordinary	Derivatives		Total	Company
Name of Director	Short Position	Interests	Shares Held	Options	Other	Interest	(Note 1)

Executive Director
Zhang Wenyi	Long Position	Beneficial Owner	—	21,746,883	9,320,093	31,066,976	0.089%
				(Note 2)	(Note 3)
Tzu-Yin Chiu (Chief	Long Position	Beneficial Owner	22,219,852	86,987,535	18,640,186	127,847,573	0.366%
Executive Officer)				(Note 4)	(Note 5)
Gao Yonggang	Long Position	Beneficial Owner	—	19,640,054	—	19,640,054	0.056%
				(Note 6)
Non-executive Director
Chen Shanzhi	Long Position	Beneficial Owner	—	3,145,319	—	3,145,319	0.009%
				(Note 7)
Lawrence Juen-Yee Lau	Long Position	Beneficial Owner	—	3,369,223	—	3,369,223	0.010%
				(Note 8)
Zhou Jie	—	—	—	—	—	—	—
Independent Non-executive Director
William Tudor Brown	Long Position	Beneficial Owner	—	4,492,297	—	4,492,297	0.013%
				(Note 9)
Sean Maloney	Long Position	Beneficial Owner	—	4,490,377	—	4,490,377	0.013%
				(Note 10)
Frank Meng	Long Position	Beneficial Owner	—	4,471,244	—	4,471,244	0.013%
				(Note 11)
Lip-Bu Tan	Long Position	Beneficial Owner	—	4,634,877	—	4,634,877	0.013%
				(Note 12)
Carmen I-Hua Chang	—	—	—	—	—	—	—

Notes:

(1)       Based on 34,888,535,942 ordinary Shares in issue as at the Latest Practicable Date.

(2)       On 8 September 2011, Mr. Zhang was granted options to purchase 21,746,883 ordinary Shares at a price of HK$0.455 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 7 September 2021 or 120 days after termination of Mr. Zhang’s service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(3)       On 8 September 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of 30 June 2011, shall fully vest on 30 June 2015. As of the Latest Practicable Date, 75% of Mr. Zhang’s Restricted Share Units were vested, but none of these Restricted Share Units have been settled.

(4)       On 8 September 2011, Dr. Chiu was granted options to purchase 86,987,535 ordinary Shares at a price of HK$0.455 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 7 September 2021 or 120 days after termination of Dr. Chiu’s service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(5)       On 8 September 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of 5 August 2011, shall fully vest on 5 August 2015. As of the Latest Practicable Date, 75% of Dr. Chiu’s Restricted Share Units were vested and 18,640,186 Restricted Share Units were settled, and thus 18,640,186 ordinary Shares were issued to Dr. Chiu.

(6)       These options comprise: (a) options which were granted to Dr. Gao on 24 May 2010 to purchase 3,145,319 ordinary Shares at a price of HK$0.64 per ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 23 May 2020 or 120 days after termination of Dr. Gao’s service as a Director to the Board, (b) options which were granted to Dr. Gao on 17 June 2013 to purchase 13,608,249 ordinary Shares at a price of HK$0.624 per ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 16 June 2023 or 120 days after termination of Dr. Gao’s service as a Director to the Board, and (c) options which were granted to Dr. Gao on 12 June 2014 to purchase 2,886,486 ordinary Shares at a price of HK$0.64 per ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of 11 June 2024 or 120 days after termination of Dr. Gao’s service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(7)       On 24 May 2010, Dr. Chen was granted options to purchase 3,145,319 ordinary Shares at a price of HK$0.64 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 23 May 2020 or 120 days after termination of each of Dr. Chen’s service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(8)       On 6 September 2013, Professor Lau was granted options to purchase 4,492,297 ordinary Shares at a price of HK$0.562 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 5 September 2023 or 120 days after termination of Professor Lau’s service as a Director to the Board. As of the Latest Practicable Date, 1,123,074 options have been exercised.

(9)       On 6 September 2013, Mr. Brown was granted options to purchase 4,492,297 ordinary Shares at a price of HK$0.562 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 5 September 2023 or 120 days after termination of Mr. Brown’s service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(10)     On 17 June 2013, Mr. Maloney was granted options to purchase 4,490,377 ordinary Shares at a price of HK$0.624 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 16 June 2023 or 120 days after termination of Mr. Maloney’s service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(11)     On 17 November 2011, Mr. Meng was granted options to purchase 4,471,244 ordinary Shares at a price of HK$0.4 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 16 November 2021 or 120 days after termination of Mr. Meng’s service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(12)     These options comprise (a) options granted to Mr. Tan on 29 September 2006 to purchase 500,000 ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which fully vested on 30 May 2008 and will expire on the earlier of 28 September 2016 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on 17 February 2009 to purchase 1,000,000 ordinary Shares at a price of HK$0.27 per ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 16 February 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, and (c) options granted to Mr. Tan on 23 February 2010 to purchase 3,134,877 ordinary Shares at a price of HK$0.77 per ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 22 February 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(b)               Substantial Shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

			Percentage			Percentage of
			of Ordinary			Aggregate
			Shares Held			Interests to
			to Total			Total Issued
			Issued Share			Share Capital
		Number of	Capital of			of the
	Long/Short	Ordinary	the Company			Company
Name of Shareholder	Position	Shares Held	(Note 1)	Derivatives	Total Interest	(Note 1)

Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	Long Position	6,116,138,341	17.53%	531,481,129	6,647,619,470	19.05%
		(Note 2)		(Note 3)
China Investment Corporation (“CIC”)	Long Position	3,605,890,530	10.34%	313,437,589	3,919,328,119	11.23%
		(Note 4)		(Note 5)

Notes:

(1)      Based on 34,888,535,942 ordinary Shares in issue as at the Latest Practicable Date.

(2)      All such ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited (“Datang”) which is a wholly-owned subsidiary of Datang Telecom.

(3)      The Company issued US$54,600,000 zero coupon convertible bonds due 2018 (“Datang Original Pre-emptive Bonds”) to Datang on 29 May 2014 pursuant to the subscription agreement dated 18 December 2013 entered into between the Company and Datang. The Datang Original Pre-emptive Bonds are convertible into 531,481,129 ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per ordinary Share). In this regard, Datang and Datang Telecom are deemed to be interested in these 531,481,129 underlying shares of the Company.

(4)      All such ordinary Shares are held by Country Hill Limited (“Country Hill”). Country Hill is wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC.

(5)      The Company issued US$32,200,000 zero coupon convertible bonds due 2018 (“Country Hill Original Pre-emptive Bonds”) to Country Hill on 29 May 2014 pursuant to the subscription agreement dated 18 December 2013 entered into between the Company and Country Hill. The Country Hill Original Pre-emptive Bonds are convertible into 313,437,589 ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per ordinary Share). In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 underlying shares of the Company.

MATERIAL CHANGES

As at the Latest Practicable Date and save as previously announced by the Company, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2013, the date of the latest published audited accounts of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

None of the Directors has entered into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)                none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)               Save for the fact that Dr. Chen Shanzhi, a non-executive Director, is currently the senior vice president of Datang Telecom, a substantial shareholder of the Company, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)                none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which contract or arrangement is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(d)               none of the Directors and their associates had any competing interest, in a business which competes or is likely to compete either directly or indirectly, with the business of the Group.

EXPERTS AND CONSENTS

The following are the qualifications of the professional adviser who has given opinions or advice contained in this circular:

Name	Qualifications

Messis Capital	a licensed corporation carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activity under the SFO

As at the Latest Practicable Date, Messis Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its statements, letter, report and opinion (as the case may be) as set out in this circular and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, Messis Capital was not beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Messis Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2013, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter from Messis Capital dated 20 October 2014 is given on pages 47 to 73 for incorporation herein.

MISCELLANEOUS

This circular has been prepared in both English and Chinese. In the case of inconsistency, the English text of this circular will prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong during normal business hours on any weekdays (Saturdays and public holidays excepted) from 22 October 2014 to 5 November 2014 (both dates inclusive):

(a)                the Datang Pre-emptive Share Subscription Agreement;

(b)               the Datang Pre-emptive Bond Subscription Agreement;

(c)                the Datang Supplemental Agreement

(d)               the Country Hill Pre-emptive Subscription Agreement;

(e)                the letter from the Independent Board Committee, the text of which is set out in this circular;

(f)                  the letter of advice from Messis Capital to the Independent Board Committee, the text of which is set out in this circular;

(g)               the written consent of Messis Capital referred to in this appendix; and

(h)                this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (“EGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on Wednesday, 5 November 2014 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 4 : 00 p.m. for the purpose of transacting the following resolutions:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1.                    “THAT:

(a)                 the subscription agreement dated 22 August 2014 (the “Datang Pre-emptive Share Subscription Agreement”) entered into between the Company and Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a connected person of the Company, in relation to the issue of 669,468,952 Shares to be issued pursuant to the exercise of Datang’s pre-emptive right under the share purchase agreement dated 6 November 2008 (the “Datang Share Purchase Agreement”) between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) by the Company as the issuer to Datang (the “Datang Pre-emptive Shares”), a copy of the Datang Pre-emptive Share Subscription Agreement having been produced to the EGM marked “A” and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(b)                the issue by the Company of the Datang Pre-emptive Shares to Datang pursuant to the terms and conditions of the Datang Pre-emptive Share Subscription Agreement be and are hereby approved;

(c)                 the subscription agreement dated 22 August 2014 (the “Datang Pre-emptive Bond Subscription Agreement”) entered into between the Company and Datang, a connected person of the Company, in relation to the issue of the

*                   for identification purposes only

zero coupon convertible bonds due 2018 of an aggregate principal amount of US$22,200,000 pursuant to the exercise of Datang’s pre-emptive right under the Datang Share Purchase Agreement by the Company as the issuer to Datang (the “Datang Pre-emptive Bonds”), a copy of which has been produced to the EGM marked “B” and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(d)                subject to completion of the Datang Pre-emptive Bond Subscription Agreement, the creation and issue of the Datang Pre-emptive Bonds to Datang by the Company pursuant to the terms and conditions of the Datang Pre-emptive Bond Subscription Agreement be and are hereby approved;

(e)                 the supplemental agreement dated 22 August 2014 (the “Datang Supplemental Agreement”) entered into between the Company, Datang and Datang Telecom, a connected person of the Company, in order to amend the pre-emptive rights provision in the Datang Share Purchase Agreement so as to give effect to the parties’ understanding of the purpose of the pre-emptive rights provision, a copy of which has been produced to the EGM marked “D” and signed by the chairman of the EGM for identification purpose be and are hereby approved;

(f)                   subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in the Datang Pre-emptive Shares and the Datang Conversion Shares (as defined below) to be allotted and issued upon the conversion of the Datang Pre-emptive Bonds, the directors of the Company be and are hereby authorised and granted a specific mandate (the “Datang Pre-emptive Specific Mandate”) to allot, issue and deal with the Datang Pre-emptive Shares and such number of shares (the “Datang Conversion Shares”) with a par value of US$0.0004 each in the share capital of the Company as may be required to be issued upon the exercise of the conversion rights attaching to the Datang Pre-emptive Bonds at an initial conversion price of HK$0.7965 per share (subject to adjustment pursuant to the terms and conditions of the Datang Pre-emptive Bonds), on and subject to the terms and conditions of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement and the Datang Pre-emptive Bonds, provided that the Datang Pre-emptive Specific Mandate shall be in addition to and shall not prejudice nor revoke the existing general mandate granted to the directors of the Company by the shareholders of the Company in the annual general meeting of the Company held on 27 June 2014; and

(g)                any director(s) of the Company be and is/are hereby authorised to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Datang Pre-

emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and transactions contemplated thereunder (including but not limited to the allotment and issue of the Datang Pre-emptive Shares, the issue of the Datang Pre-emptive Bonds to Datang and the allotment and issue of any Datang Conversion Shares), and/or (ii) any amendment, variation or modification of the Datang Pre-emptive Share Subscription Agreement, the Datang Supplemental Agreement, the Datang Pre-emptive Bond Subscription Agreement and the transactions contemplated thereunder (including but not limited to the allotment and issue of the Datang Pre-emptive Shares, the issue of the Datang Pre-emptive Bonds to Datang and the allotment and issue of any Datang Conversion Shares) upon such terms and conditions as the board of directors of the Company may think fit.”

2.                    “THAT:

(a)                 the subscription agreement dated 22 August 2014 (the “Country Hill Pre-emptive Subscription Agreement”) entered into between the Company and Country Hill Limited (“Country Hill”), a connected person of the Company, in relation to the issue of 268,642,465 Shares to be issued pursuant to the exercise of Country Hill’s pre-emptive right under the share subscription agreement dated 18 April 2011 between the Company and Country Hill by the Company as the issuer to Country Hill (the “Country Hill Pre-emptive Shares”), a copy of which has been produced to the EGM marked “C” and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(b)                the issue by the Company of the Country Hill Pre-emptive Shares to Country Hill pursuant to the terms and conditions of the Country Hill Pre-emptive Subscription Agreement be and are hereby approved;

(c)                 subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in the Country Hill Pre-emptive Shares to be issued pursuant to the terms and conditions of the Country Hill Pre-emptive Subscription Agreement, the directors of the Company be and are hereby authorised and granted a specific mandate (the “Country Hill Pre-emptive Specific Mandate”) to allot, issue and deal with the Country Hill Pre-emptive Shares, on and subject to the terms and conditions of the Country Hill Pre-emptive Subscription Agreement, provided that the Country Hill Pre-emptive Specific Mandate shall be in addition to and shall not prejudice nor revoke the existing general mandate granted to the directors of the Company by the shareholders of the Company in the annual general meeting of the Company held on 27 June 2014; and

(d)                any director(s) of the Company be and is/are hereby authorised to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Country Hill Pre-emptive Subscription Agreement and transactions contemplated thereunder (including but not limited to the allotment and issue of the Country Hill Pre-emptive Shares to Country Hill), and/or (ii) any amendment, variation or modification of the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder (including but not limited to the allotment and issue of the Country Hill Pre-emptive Shares to Country Hill) upon such terms and conditions as the board of directors of the Company may think fit.”

By Order of the Board
Semiconductor Manufacturing International Corporation
Gareth Kung
Company Secretary

Hong Kong, 20 October 2014

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered office:

PO Box 309, Ugland House,

Grand Cayman, KY1-1104,

Cayman Islands

As at the date of this notice, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

Carmen I-Hua Chang

Notes:

1.                     A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.                     To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.                     The register of members of the Company will be closed from Monday, 3 November 2014 to Wednesday, 5 November 2014 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on Wednesday, 5 November 2014, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.                     Shareholders are advised to read the circular of the Company dated 20 October 2014 which contains information concerning the resolutions to be proposed at the EGM.

5.                     The voting at the EGM will be taken by a poll.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST
	☐	☐		☐	☐
Res. 1			Res. 2

Address Change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. ☐ PLEASE NOTE: Marking this box voids any other instructions marked above.

	Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation

ORDINARY RESOLUTIONS

1.             (a)         To approve, confirm and ratify the Datang Pre-emptive Share Subscription Agreement in relation to the issue of the Datang Pre-emptive Shares and the transactions contemplated thereby.#

(b)        To approve the issue of the Datang Pre-emptive Shares to Datang pursuant to the terms and conditions of the Datang Pre-emptive Share Subscription Agreement.#

(c)         To approve, confirm and ratify the Datang Pre-emptive Bond Subscription Agreement in relation to the issue of the Datang Pre-emptive Bonds and the transactions contemplated thereby.#

(d)        To approve, subject to the completion of the Datang Pre-emptive Bond Subscription Agreement, the creation and issue of the Datang Pre-emptive Bonds to Datang pursuant to the terms and conditions of the Datang Pre-emptive Bond Subscription Agreement.#

(e)         To approve the Datang Supplemental Agreement in relation to amendments of the pre-emptive rights provision in the Datang Share Purchase Agreement.#

(f)           To authorise and grant a specific mandate to the directors of the Company to allot, issue and deal with the Datang Pre-emptive Shares and the Datang Conversion Shares upon exercise of the conversion rights attaching to the Datang Pre-emptive Bonds on and subject to the terms and conditions of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement and the Datang Pre-emptive Bonds.#

(g)        To authorise any director(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider to be necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and transactions contemplated thereunder and/or (ii)  any amendment, variation or modification of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the transactions contemplated thereunder.#

2.             (a)         To approve, confirm and ratify the Country Hill Pre-emptive Subscription Agreement in relation to the issue of the Country Hill Pre-emptive Shares and the transactions contemplated thereby.#

(b)        To approve the issue of the Country Hill Pre-emptive Shares to Country Hill pursuant to the terms and conditions of the Country Hill Pre-emptive Subscription Agreement.#

(c)         To authorise and grant a specific mandate to the directors of the Company to allot, issue and deal with Country Hill Pre-emptive Shares, on and subject to the terms and conditions of the Country Hill Pre-emptive Subscription Agreement.#

(d)        To authorise any directors(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider to be necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Country Hill Pre-emptive Subscription Agreement and transactions contemplated thereunder and/or (ii) any amendment, variation or modification of the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder.#

# The full text of the resolution is set out in the Notice of Extraordinary General Meeting of the Company dated 20 October 2014.

Semiconductor Manufacturing International Corporation
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64507, St. Paul, MN 55164-0507	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Extraordinary General Meeting (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Wednesday, November 5, 2014, at 4:00 p.m. (Beijing Time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., October 30, 2014. Only the registered holders of record at the close of business on October 6, 2014, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of October 6, 2014, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., October 30, 2014.

For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/eng/investors/ir_filings.php. If you wish to obtain a hard copy of the Notice of Extraordinary General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: October 22, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director